Exhibit 99.1

ECOPETROL S.A.

Unaudited interim condensed consolidated
financial statements

June 30, 2026

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos)

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos)

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos)

Interim condensed consolidated statement of financial position

		June 30,	December 31,
	Note	2026	2025
		(Unaudited)
Assets
Current Assets
Cash and cash equivalents	6	8,745	10,694
Trade and other receivables	7	20,251	14,880
Inventories	8	10,576	8,609
Other financial assets	9	2,447	1,838
Current tax assets	10	14,580	14,514
Other assets	11	2,993	2,910
Total current assets		59,592	53,445
Non–current assets
Trade and other receivables	7	36,086	35,130
Other financial assets	9	1,362	1,458
Investments in associates and joint ventures	12	7,998	8,048
Property, plant, and equipment	13	103,990	106,104
Natural and environmental resources	14	47,860	48,407
Right-of-use assets	15	1,094	994
Intangible assets	16	13,018	14,041
Non-current tax assets	10	5,429	8,069
Goodwill	18	4,671	4,832
Other assets	11	1,695	1,692
Total non–current assets		223,203	228,775
Total assets		282,795	282,220
Liabilities
Current liabilities
Loans and borrowings	19	11,063	10,080
Trade and other payables	20	19,561	15,759
Provisions for employee benefits	21	3,054	3,481
Current tax liabilities	10	3,073	2,368
Accrued liabilities and provisions	22	1,284	1,647
Other liabilities		1,395	1,179
Total current liabilities		39,430	34,514
Non–current liabilities
Loans and borrowings	19	93,855	99,120
Provisions for employee benefits	21	10,442	10,472
Non-current tax liabilities	10	14,440	14,808
Accrued liabilities and provisions	22	15,214	14,801
Other liabilities		1,477	1,766
Total non–current liabilities		135,428	140,967
Total liabilities		174,858	175,481
Equity
Subscribed and paid in capital	23.1	25,040	25,040
Additional paid-in capital	23.2	6,608	6,608
Reserves	23.3	34,345	30,292
Accumulated other comprehensive income	23.5	9,352	11,752
Retained earnings		8,006	7,691
Equity attributable to owners of the parent		83,351	81,383
Non–controlling interest		24,586	25,356
Total equity		107,937	106,739
Total liabilities and equity		282,795	282,220

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos, except for the earnings per share which are expressed in Colombian pesos)

Interim condensed consolidated statement of profit or loss

		Six-month period ended
		June 30,
	Note	2026	2025

		(Unaudited)
Sales	24	68,823	61,034
Cost of sales	25	(41,586)	(41,866)
Gross profit		27,237	19,168
Administration expenses	26	(3,378)	(2,313)
Operation and project expenses	26	(2,898)	(2,285)
Impairment of long-term non-monetary assets		—	(3)
Other operating expenses, net	27	(185)	(550)
Operating income		20,776	14,017
Financial results	28
Finance income		740	836
Finance expenses		(5,704)	(5,503)
Foreign exchange gain		560	164
Total financial result		(4,404)	(4,503)

Share of profits of associates and joint ventures	12	418	398
Profit before income tax expense		16,790	9,912

Income tax expense	10	(5,474)	(2,294)
Net profit for the period		11,316	7,618

Net profit for the period attributable to:
Owners of parent		9,344	5,841
Non–controlling interest		1,972	1,777
		11,316	7,618
Basic and diluted earnings per share		227.2	142.1

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos)

Interim condensed consolidated statement of comprehensive income

		Six-month period ended
		June 30,
	Note	2026	2025

		(Unaudited)
Net profit for the period		11,316	7,618
Other comprehensive income:
Other comprehensive income that may be reclassified to profit or loss in subsequent periods -net of taxes:
Unrealized gain on hedges:
Cash flow hedge for future exports		801	1,606
Hedge of a net investment in a foreign operation		1,627	1,773
Cash flow hedge with derivative instruments		97	143
Financial instruments measured at fair value		6	73
Foreign currency translation		(6,296)	(4,346)
		(3,765)	(751)
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods (net of taxes):
Actuarial gain		141	78
Equity financial instruments measured at fair value		—	168
		141	246
Other comprehensive income for the period, net of tax		(3,624)	(505)
Total comprehensive income for the period, net of tax		7,692	7,113

Total comprehensive income for the period attributable to:
Owners of the parent		6,944	5,190
Non-controlling interest		748	1,923
		7,692	7,113

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos)

Interim condensed consolidated statement of changes in equity

		Attributable to owners of parent
					Accumulated
		Subscribed	Additional		Other			Non
		and paid–in	paid–in		comprehensive	Retained		controlling	Total
	Note	capital	capital	Reserves	income	earnings	Total	interest	Equity
Balance as of December 31, 2025		25,040	6,608	30,292	11,752	7,691	81,383	25,356	106,739
Net profit for the period		—	—	—	—	9,344	9,344	1,972	11,316
Release of reserves	23.3	—	—	(17,145)	—	17,145	—	—	—
Dividends declared	23.4	—	—	—	—	(4,976)	(4,976)	(1,518)	(6,494)
Appropriation of reserves
Fiscal and statutory reserves	23.3	—	—	509	—	(509)	—	—	—
Other reserves	23.3	—	—	20,689	—	(20,689)	—	—	—
Other comprehensive income
Gain of hedging instruments:
Cash flow hedge for future exports		—	—	—	799	—	799	2	801
Hedge of a net investment in a foreign operation		—	—	—	1,577	—	1,577	50	1,627
Cash flow hedge with derivative instruments		—	—	—	91	—	91	6	97
Financial instruments measured at fair value		—	—	—	6	—	6	—	6
Foreign currency translation		—	—	—	(5,020)	—	(5,020)	(1,276)	(6,296)
Actuarial gain (loss)		—	—	—	147	—	147	(6)	141
Balance as of June 30, 2026 (Unaudited)		25,040	6,608	34,345	9,352	8,006	83,351	24,586	107,937

		Attributable to owners of parent
					Accumulated
		Subscribed	Additional		Other			Non
		and paid–in	paid–in		comprehensive	Retained		controlling	Total
	Note	capital	capital	Reserves	income	earnings	Total	interest	Equity
Balance as of December 31, 2024		25,040	6,608	24,156	11,912	12,138	79,854	26,059	105,913
Net profit for the period		—	—	—	—	5,841	5,841	1,777	7,618
Release of reserves	23.3	—	—	(12,502)	—	12,502	—	—	—
Dividends declared	23.4	—	—	—	—	(8,799)	(8,799)	(1,779)	(10,578)
Appropriation of reserves
Legal	23.3	—	—	1,494	—	(1,494)	—	—	—
Fiscal and statutory reserves	23.3	—	—	509	—	(509)	—	—	—
Occasional	23.3	—	—	16,635	—	(16,635)	—	—	—
Other comprehensive income
Gain (loss) of hedging instruments:
Cash flow hedge for future exports		—	—	—	1,599	—	1,599	7	1,606
Hedge of a net investment in a foreign operation		—	—	—	1,818	—	1,818	(45)	1,773
Cash flow hedge with derivative instruments		—	—	—	108	—	108	35	143
Financial instruments measured at fair value		—	—	—	241	—	241	—	241
Foreign currency translation		—	—	—	(4,492)	—	(4,492)	146	(4,346)
Actuarial gains		—	—	—	76	—	76	2	78
Balance as of June 30, 2025 (Unaudited)		25,040	6,608	30,292	11,262	3,044	76,246	26,202	102,448

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Amounts stated in billions of Colombian pesos)

Interim condensed consolidated statement of cash flows

		Six-month period ended
		June 30,
	Note	2026	2025

		(Unaudited)
Cash flow from operating activities:
Net profit for the period		11,316	7,618
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income taxes expense	10	5,474	2,294
Depreciation, depletion, and amortization	13-14-15-16	7,459	8,384
Foreign exchange gain	28	(560)	(164)
Finance cost of loans and borrowings	28	3,510	3,776
Finance cost of post-employment benefits and abandonment costs	28	1,529	1,452
Write off exploratory assets and dry wells	14	115	268
(Gain) loss on disposal of non–current assets		(2)	7
Impairment of non-current assets		—	3
Impairment loss of current assets	27	150	191
Gain on fair value adjustment of financial assets and interest		(657)	(787)
Loss on hedging transactions with derivatives		14	3
Share of profit of associates and joint ventures	12	(418)	(398)
(Gain) loss on the sale of assets held for sale		(16)	1
(Gain) loss on hedge ineffectiveness	29.3	(46)	2
Realized (gain) loss on foreign exchange cash flow hedges	24	(851)	124
Movements in provisions	22	155	243

Net change in operational assets and liabilities:
Trade and other receivables		(8,636)	4,687
Inventories		(2,202)	(635)
Trade and other payables		4,669	79
Tax assets and liabilities		204	(3,574)
Provisions for employee benefits		(714)	(581)
Provisions and contingencies		(517)	(381)
Other assets and liabilities		(149)	(341)
Income tax paid		(5,688)	(6,103)
Net cash provided by operating activities		14,139	16,168

Cash flow from investing activities:
Investment in joint ventures	12	(71)	(1)
Consideration paid for the acquisition of assets		—	(1,109)
Investment in property, plant, and equipment	13	(3,767)	(3,808)
Investment in natural and environmental resources	14	(4,270)	(4,963)
Acquisition of intangibles	16	(314)	(219)
Purchase/sale of other financial assets net		(646)	(2,258)
Interests received	28	619	652
Dividends received		251	121
Proceeds from sales of assets		96	33
Net cash used in investment activities		(8,102)	(11,552)

Cash flow from financing activities:
Proceeds from loans and borrowings	19.1	16,383	9,967
Repayment of loans and borrowings	19.1	(13,556)	(3,313)
Interest payments	19.1	(3,951)	(3,932)
Lease payments	15	(302)	(291)
Dividends paid	23.4	(6,038)	(10,695)
Net cash used in financing activities		(7,464)	(8,264)
Exchange difference in cash and cash equivalents		(522)	(288)
Net decrease in cash and cash equivalents		(1,949)	(3,936)
Cash and cash equivalent at the beginning of the year		10,694	14,054
Cash and cash equivalent at the end of the period	6	8,745	10,118

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Group (collectively called “Ecopetrol Group”), which is dedicated to commercial or industrial activities related to the exploration, exploitation, refining, transportation, storage, distribution and marketing of hydrocarbons, their derivatives and products, as well as the electric power transmission services, design, development, construction, operation and maintenance of road and energy infrastructure projects and the provision of information technology and telecommunications services.

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.	Basis of presentation
2.1.	Statement of compliance and authorization of interim condensed consolidated financial statements

The financial information contained in this report has been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB.

The interim-condensed consolidated financial statements are unaudited and, in the management’s opinion, include all necessary adjustments for a fair presentation of the results of each period.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with policies expected to follow in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2026, which do not differ significantly from those used immediately the previous year.

The Company has not identified, during the reported period, any seasonal or cyclical effects that significantly impact its financial results.

These interim condensed consolidated financial statements were approved by the Company’s Ecopetrol Board meeting at its sessions on August 27, 2026.

2.2.	Functional and presentation currency

The interim condensed consolidated financial statements are presented in Colombian pesos, which is the Group’s functional currency and is determined based on the primary economic environment in which it operates.

Interim condensed consolidated financial statements are presented in Colombian pesos rounded to the nearest billion (COP $000,000,000), except where otherwise indicated.

2.3.	Basis of consolidation

The interim condensed consolidated financial statements were prepared by consolidating all companies set out in Exhibits 1 and Exhibits 2, which are those over which Ecopetrol S.A. exercises direct or indirect control. Control is achieved when the Ecopetrol Group:

◾	has power over the investee (consisting of rights to manage relevant activities);
◾	is exposed, or has the rights, to variable returns from its involvement with the investee; and

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

◾	has the ability to use its power to affect its returns. It can occur even when the Ecopetrol Group has less than a majority of the voting rights of an investee;
◾	has the power over the investee to provide it with the practical ability to direct the relevant activities of the investee unilaterally, even though Ecopetrol Group has less than a majority of the voting rights of an investee. The Ecopetrol Group considers all relevant facts and circumstances in assessing whether or not its voting rights in an investee are sufficient or not to give it power, including:
a)	the percentage of the Ecopetrol Group’s voting rights relative to the size and apportionment of the shares of other vote holders;
b)	potential voting rights held by the Ecopetrol Group, other vote holders or other parties;
c)	rights arising from other contractual arrangements; and
d)

any additional facts and circumstances that indicate that the Ecopetrol Group has, or does not have, the current ability to direct the relevant activities, at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases.

All intercompany assets and liabilities, equity, income, expenses, and cash flows relating to transactions between entities of the Ecopetrol Group were eliminated on consolidation. Unrealized losses are also eliminated. Non–controlling interest represents the proportion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

The interim condensed consolidated financial statements were prepared on the basis that the Ecopetrol Group it will continue to operate as a going concern.

All business combinations are recognized using the acquisition method.

The following subsidiary brought about changes to the Ecopetrol Group’s structure:

2026

During 2026, Ecopetrol S.A. established the subsidiary Ecopetrol Investimentos do Brasil Ltda. as an investment vehicle for the acquisition of a controlling interest in Brava Energia S.A., a Brazilian oil and gas company. The establishment of this subsidiary aligns with the Ecopetrol Group’s growth and internationalization strategy and seeks to strengthen its presence in Brazil by incorporating exploration and production assets with long-term value-creation potential. For further details of this transaction, please refer to the note 32 of these unaudited interim condensed consolidates financial statements.

In June 2026, Ruta de los Lagos Sociedad Concesionaria S.A. became a subsidiary of the ISA Group. As part of its incorporation and initial capitalization, Intervial Chile S.A. and ISA Inversiones Tolden Ltda. made capital contributions totaling $62.

3.	Material accounting judgments and estimates

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, sales, cost of sales, income, expenses and commitments recognized in the consolidated financial statements and the accompanying disclosures. The Ecopetrol Group based its assumptions and estimates on parameters available when these consolidated financial statements were prepared. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future years. Changes in estimates are adjusted prospectively in the year in which the estimate is revised.

As of the date of this report, there have been no changes in the material accounting estimates and judgments used in the preparation of the financial statements as of December 31, 2025.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

4.	Accounting policies

The Group’s main accounting policies are described in the annual consolidated financial statements as of December 31, 2025, and for the year then ended, and they have been applied consistently for the period comprising these interim condensed consolidated financial statements, except for the adoption of new standards effective as of January 1, 2026 (Note 5).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annuals and therefore should be read in conjunction with the annual consolidated financial statements as of December 31, 2025.

5.	New standards and regulatory changes
5.1.	New standards issued by the IASB, effective as of January 1, 2026

The International Accounting Standards Board (IASB) issued limited scope amendments to International Financial Reporting Standard (IFRS) 7 and 9. These amendments will improve the consistency and understanding of accounting requirements by clarifying terms and procedures, introducing detailed disclosure requirements, and allowing for flexible early adoption. This will reduce diversity in accounting practice and increase the transparency and consistency of financial reporting. The amendments are effective as of January 1, 2026, and early adoption is permitted. These amendments include clarifications such as the classification of financial assets with environmental, social, and governance (ESG) and similar characteristics, and specific criteria for defining when financial liability is derecognized in the accounting records upon electronic payment.

5.2.	New standards issued by the IASB that will come into effect in future periods
◾	IFRS 18, “Presentation and Disclosure in Financial Statements,” will replace IAS 1, “Presentation of Financial Statements,” and will be effective for annual periods beginning on or after January 1, 2027, but companies can apply it earlier. IFRS 18 introduces several new requirements, including: 1) classifying all income and expenses in the income statement into one of five categories and presenting two new mandatory subtotals; 2) using the operating profit subtotal as the starting point for the indirect method in the statement of cash flows; 3) classifying interest paid/received and dividends received in the statement of cash flows so that interest receipts and dividends are included in investing activities and interest paid as financing cash flows; 4) disclosing management-defined “Performance Measures” in a single note to the financial statements; and 5) enhanced guidance on the aggregation of information across all primary financial statements and notes. This new standard is effective internationally for annual reporting periods beginning on or after January 1, 2027. The standard also allows for early adoption. An assessment of the impact of adopting IFRS 18 on the Ecopetrol Group is underway, and it is anticipated that this standard will have a significant impact on the presentation of financial statements and related disclosures.

The Ecopetrol Group is currently evaluating the impact of implementing this standard on the presentation of its financial statements.

◾	Volume 11 of the annual improvements to IFRS. The document includes clarifications, simplifications, corrections and changes intended to improve the consistency of the following standards:
o	IFRS 1 – First-time adoption of International Financial Reporting Standards
o	IFRS 7 – Financial instruments: disclosures
o	IFRS 9 – Financial instruments
o	IFRS 10 – Consolidated financial statements
o	IAS 7 – Statement of cash flows

To date, the Ecopetrol Group is in the process of evaluating the material impacts on its financial statements resulting from the implementation of these standards.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

◾	Issuance of IFRS 19 – Subsidiaries not in the public interest: disclosures. This new standard allows subsidiaries to disclose reduced information, instead of disclosing information in accordance with other IFRS. Thus, the application of this standard will reduce the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of the information for users of their financial statements.
◾	IFRS 20 “Regulatory assets and regulatory liabilities” In May 2026, the IASB issued IFRS 20 which replaces IFRS 14 “Regulatory deferral accounts”, with the objective of providing more complete information about the effects of rate regulation on the financial performance and financial position of entities subject to a rate regulation agreement. This standard is effective for fiscal years beginning on or after January 1, 2029. IFRS 20 establishes requirements for the recognition, measurement, presentation and disclosure of regulatory assets, liabilities, income and expense arising from differences in timing between the period in which an entity provides regulatory goods or services and the period in which the entity collects payment from customers through regulated rates. As of the date of issuance of these condensed interim consolidated financial statements, the Group is in the process of evaluating the effects of the application of IFRS 20.
5.3.	New standards issued by the ISSB that with effect in future periods.

The International Sustainability Standards Committee (ISSB), in September 2023 issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that are useful to the primary users of financial information for decision-making. An entity will apply these standards for reports for annual periods beginning on or after January 1, 2026. Starting in August 2023, the Ecopetrol Group began assessing and understanding the new regulations, identifying the information requested in the regulations across their pillars (Governance, Strategy, Risks, Metrics and Objectives) versus the information already contained in the ESG reports adopted by the Group to develop a roadmap for their implementation.

The Group is in the process of evaluating this standard.

6.	Cash and cash equivalents

	June 30,	December 31,
	2026	2025
	(Unaudited)
Short–term investments	5,516	6,425
Cash and banks	3,229	4,269
	8,745	10,694

As of June 30, 2026, the balance of cash and cash equivalents includes $1,006 ($2,026 as of December 31, 2025) of cash with specific purpose in Interconexión Eléctrica S.A. E.S.P. These cash amounts will be used in the next 12 months to: i) the payment of principal and interest on loans, ii) meet short-term business needs, and iii) exclusively for specific activities related to the operation of the concessions.

The fair value of cash and cash equivalents approximates its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to a non-significant risk of changes in value.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

7.	Trade and other receivables

	June 30,	December 31,
	2026	2025
	(Unaudited)
Current
Fuel Price Stabilization Fund (1)	7,979	3,029
Concessions (2)	4,507	4,391
Customers
Domestic	3,517	2,705
Foreign	3,276	3,632
Accounts receivable from employees	132	136
Related parties (Note 30)	107	140
Industrial services	64	27
Other	1,452	1,424
	21,034	15,484
Allowance for expected losses (3)	(783)	(604)
	20,251	14,880
Non–current
Concessions (2)	31,726	30,903
Accounts receivable from Sao Paulo State (4)	2,226	2,237
Accounts receivable from employees	860	815
Related parties (Note 30)	553	531
Customers
Domestic	359	229
Foreign	55	64
Other	886	939
	36,665	35,718
Allowance for expected losses	(579)	(588)
	36,086	35,130
(1)	It corresponds to the outstanding balance owed to the Fuel Price Stabilization Fund (FEPC), which was created by the National Government to mitigate fluctuations in international prices of oil and its derivatives, such as gasoline and diesel. Its main objective is to prevent drastic increases in international prices from being passed directly on to the end consumer. The amount is the estimate established in accordance with Resolution 180522 of March 29, 2010, and other regulations that modify and supplement it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure for recognizing the subsidy for refiners and importers of regular gasoline and diesel, and the methodology for calculating the net position (the difference between the parity price and the regulated price, which can be positive or negative).

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The movement of the account receivable from the Fuel Price Stabilization Fund is as follows:

	June 30,	December 31,
	2026	2025
Opening balance	3,029	7,623
Revenue of the period (Note 24)	5,999	2,921
Mobilizations and other	58	142
Collections (1.1)	(1,024)	(7,657)
Opportunity cost adjustment (1.2)	45	—
Dividends offsets (1.2)	(128)	—
Closing balance	7,979	3,029

(1.1) During 2026, the following resolutions regarding FEPC payments were presented:

				Amount paid as	Pending amount
Resolution	Settlement	Payment Date	Payment Method	of June 30, 2026	to be received
Resolution 00368 March 31, 2026 (*)	First quarter of 2025	04/01/2026	Cash	3	—
		12/15/2026 (*)	TES (Colombia Treasury sovereign bond)	—	1,555
Resolution 1492 June 30, 2026	Second quarter of 2025	06/30/2026	TES class B - (Colombia Treasury sovereign bond)	1,021	—
				1,024	1,555

(*)In the first quarter of 2026, Ecopetrol S.A. and the Ministry of Finance and Public Credit (MHCP), entered into a payment agreement under which the Nation commits to settling the entire FEPC balance corresponding to the first quarter of 2025.

(1.2) Pursuant to Resolution 00368 of March 31, 2026, the Nation recognized the opportunity cost incurred by Ecopetrol S.A. due to the time elapsed between the signing of the agreement and the payment scheduled for December 2026. The Nation paid this opportunity cost amount of $128 directly to Ecopetrol S.A. through a set-off with dividends declared by Ecopetrol S.A. in favor of the Nation (Note 23.4), in accordance with Article 85 of Law 2559 of 2025.

(2)	It corresponds to accounts receivable for concessions to provide public energy transport services and public road transport services, mainly in Brazil (see Note 7.1) and Chile.
(3)

This corresponds to the recognition of the Company’s customer that is exposed to credit risk. As of June 30, 2026, it includes the accumulated impairment for the accounts receivable of AIR-E S.A.S. E.S.P., an ISA customer, for $660 (2025: $314), in accordance with the expected credit loss model. ISA has implemented and will continue to implement legal actions aimed at recovering the overdue accounts receivable, including the account generated before and after the intervention by the Superintendency of Residential Public Services.

(4)

It corresponds to accounts receivable of ISA Energía Brasil S.A. from the Government of Brazil for employee benefits governed by Law 4819 of 1958. The gross value of these receivables is $2,226 (2025: $2,237), and the allowance for expected losses is $344 (2025: $352), for a net book value of $1,882 (2025: $1,885). Management monitors developments related to the legal aspects of this matter and continuously assesses the potential impact on its consolidated financial statements. ISA Energía Brasil S.A. will continue to make the monthly payments to employees as required by law. Furthermore, it will continue the process of collecting these amounts from the Government of the State of São Paulo and assessing their recoverability.

The book value of trade accounts and other accounts receivable approximates their fair value.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

7.1	Movement of the contractual asset of Law No. 12,783 – RBSE

The balance of contractual assets includes the contractual rights arising from the extension of the concession contract of ISA ENERGÍA Brasil (formerly ISA CTEEP), pursuant to Law No. 12,783/2013, which extended concession contract 059 of 2001 until December 2042. This extension gave rise to the right to recognize and recover the values associated with the undepreciated transmission assets existing as of May 31, 2000, under the concept of RBSE (Rede Básica do Sistema Existente in Portuguese). The future cash flows of the RBSE are composed of: (a) a portion corresponding to the remuneration base (economic component); and (b) another portion corresponding to the monetary update at the cost of equity (Ke) (financial component).

The following details the movements of ISA ENERGÍA’s contractual asset in Brazil, associated with the RBSE (Basic Network of the Existing System):

	June 30,	December 31,
	2026	2025
Opening balance (1)	4,250	5,770
Remuneration of concession assets (accrual)	310	677
Regulatory adjustment on remuneration according to Resolução Homologatória (REH) nº 3.466/2025 (2)	—	(652)
Payments for concession assets	(521)	(1,389)
Currency translation effect	(96)	(156)
Ending balance (1)	3,943	4,250
(1)

On June 10, 2025, at the meeting of directors of ANEEL (National Electric Energy Agency), the discussion in the administrative sphere was concluded on the request submitted in 2021 by trade associations and market agents in Brazil to reconsider the calculations presented for the payment of the financial component (Ke) of the RBSE to all energy transmission companies that renewed their concessions in 2012.

(2)	These amounts are included in the lines of concessions in Note 7.

Additionally, the net movements, less PIS/Confins taxes, are shown below:

	June 30,	December 31,
	2026	2025
Remuneration of concession assets, net of taxes (accrual)	132	22
Payments for concession assets, net of taxes (cash)	(322)	(1,260)
Net movement for the period	190	(1,238)

8.	Inventories

The inventories balance is presented net of the allowance for inventory losses.

	June 30,	December 31,
	2026	2025
	(Unaudited)
Crude oil (1)	4,440	3,311
Materials for goods production	3,216	3,258
Fuels and petrochemicals	2,920	2,040
	10,576	8,609
(1)	As of June 30, 2025, the crude oil inventory includes 1,220,261 barrels (2025: 478,225 barrels) of crude oil in transit by Ecopetrol US Trading and Ecopetrol Trading Asia. Revenue associated with these barrels is not recognized until the performance obligation with client (delivery at the point defined in the contract) is satisfied.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

9.	Other financial assets

	June 30,	December 31,
	2026	2025
	(Unaudited)
Assets measured at fair value
Assets measured at fair value through profit or loss
Investment portfolio – Local currency (1)	1,039	853
Investments in equity securities and trust funds (2)	867	552
Investment portfolio – Foreign currency	581	589
Hedging instruments (3)	336	245

Assets measured at fair value through other comprehensive income
Equity investments and others (4)	953	1,041
	3,776	3,280
Assets measured at amortized cost	33	16
	3,809	3,296

Current	2,447	1,838
Non–current	1,362	1,458
	3,809	3,296
(1)	It corresponds to National Government TES to meet liquidity needs in Ecopetrol S.A.
(2)	Includes deposits in trust companies and restricted funds in Brazil, Peru, Chile, and Colombia. See Note 9.1.
(3)	As of June 30, 2026, the balance mainly includes foreign exchange put options at Ecopetrol S.A., foreign exchange forwards at Oleoducto Central S.A. and Interconexión Eléctrica SA E.S.P., and commodity swaps at Ecopetrol Trading Asia. These derivative instruments are intended for cash flow and fair value hedging.
(4)	It corresponds mainly to 75,000 redeemable Series B non-voting preferred shares (the “Series B Preferred Shares”) of McDermott that were issued in favor of Refinería de Cartagena S.A.S. (see note 23). The variation between 2025 and 2024 corresponds to the effect of changes in fair value.

The fair value measurement is recognized against other comprehensive income (Note 23.5) or financial results (Note 28), in accordance with the business model established by Ecopetrol Group.

The securities in the Ecopetrol Group’s portfolio are valued daily following the regulations defined by the Financial Superintendency of Colombia. For this purpose, information provided by authorized entities is used, which corresponds to collected data from active markets. In cases where market data is unavailable, other directly or indirectly observable data is used.

For investments denominated in US dollars, Bloomberg is the information provider, and for those denominated in Colombian pesos, Precia, an entity authorized by the Financial Superintendency of Colombia to provide this service, is the provider.

Within the investment rating process, in addition to the information used for valuation, other relevant aspects are considered, such as the issuer rating, investment classification, liquidity, active market, and the issuer risk analysis carried out by the Ecopetrol Group, which permit the appropriate hierarchy level classification of the investments.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

9.1	Restrictions

As of June 30, 2026 and December 31, 2025, there were restricted funds for $43 and $39 respectively, which have a specific destination, mainly in: i) ISA, for $13 (2025: $13), associated with administration and payment trusts established for the projects of the Mining and Energy Planning Unit (UPME), resources retained by judicial seizures and the resources to develop the Conexión Jaguar program and, ii) Interligação Elétrica Norte e Nordeste, for $12 (2025: $12), related to a guarantee granted to Banco do Nordeste do Brasil (BNB) until the debt with the bank is paid.

9.2	Fair value

The following is the balance of other financial assets by fair value hierarchy level as of June 30, 2025 and December 31, 2026:

	Level 1		Level 2 (1)		Level 3 (2)		Total
	June	December	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025	2026	2025

Investment portfolio	1,021	206	603	1,194	—	—	1,624	1,400
Investments in equity securities and trust funds	—	—	867	552	—	—	867	552
Hedging instruments	—	—	336	245	—	—	336	245
Equity investments	—	—	—	—	949	1,083	949	1,083
	1,021	206	1,806	1,991	949	1,083	3,776	3,280
(1)

The valuation techniques and inputs used in the fair value measurement of level 2 instruments are the following: for investment portfolio, the valuation techniques consist in income approach (discounted cash flows) using the cash flows of the instruments, yield curves and credit spreads based on credit ratings. For investment in equity securities and trust funds the valuation techniques consist in a market approach based on net assets value (NAV). For hedging instruments, the valuation technique consists in income approach (discounted cash flows) using forward and yield curves.

(2)

Mainly corresponds to the McDermott Series B preferred shares held by Refinería de Cartagena S.A.S., resulting from an arbitration award with CB&I in 2024. These equity investments, recognized as part of other financial assets, were recorded as an equity instrument recognized at fair value at hierarchy level 3, are not publicly traded, and Refinería de Cartagena S.A.S. has a minority stake. All changes in the valuation of these shares will be recognized in other comprehensive income.

Ecopetrol Group is a holder of the Series B Preferred Shares, and the Group has the right to demand that all the Series B Preferred Shares be converted at any time after June 30, 2028, into common shares representing up to 19.9% of the Company’s equity interest.

The valuation technique applied to the shares of McDermott International Ltd. is an income approach, projecting discounted cash flows to present value, and considering factors such as risk premiums, available information from McDermott International Ltd., the absence of significant influence and control by the Refinería de Cartagena, and restructuring scenarios over time. The valuation process for this stock is reviewed quarterly to identify changes in the established variables.

Within the measurement performed, the most significant unobservable input data are the following:

o	Discount rates applied to future cash flows.
o	Assumptions of revenue and operating margin growth.
o	Estimates of restructuring costs and operational efficiency.
o	Demand projections in the markets where McDermott operates.
o	Adjustments for country risk and industry-specific risk.

There were no transfers between hierarchy levels for the six-month period ended June 30, 2026, and the year ended December 31, 2025.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

10.	Taxes

10.1Current and non-current tax assets and liabilities

	June 30,	December 31,
	2026	2025
Current tax assets
VAT refund	7,366	7,840
Income tax	4,771	4,184
Other taxes	2,443	2,490
	14,580	14,514
Non-current tax assets
Deferred tax assets	5,386	8,011
Income tax credits	43	58
	5,429	8,069
Current tax liabilities
National tax and surcharge on gasoline	1,051	233
Income tax payable	610	1,096
Wealth tax (1)	462	—
Industry and commerce tax	274	361
Carbon tax	261	100
Value added tax	141	90
Other taxes	274	488
	3,073	2,368
Non-current tax liabilities
Deferred tax liabilities	11,998	12,499
Income tax	2,442	2,309
	14,440	14,808
(1)

The variation is due to the entry into force of Decree 0173 of 2026 issued by the Ministry of Finance and Public Credit, which temporarily established a wealth tax for legal entities. (Refer to the description of the wealth tax in Note 10.3.)

10.2Income tax expense

	Six-month period ended
	June 30,
	2026	2025

	(Unaudited)
Current income tax	5,572	3,561
Deferred income tax	(112)	(1,187)
Adjustments to prior years’ current and deferred tax	14	(80)
Income tax expenses	5,474	2,294

The effective tax rate for six-month period ended June 30, 2026 and 2025 was 32.6% and 23.1%, respectively.

As of June 30, 2026 and 2025, the nominal corporate income tax rate was 35%. Likewise, the estimated surtax for Ecopetrol S.A. and Hocol as of June 30, 2026 and 2025, was 10% and 0%, respectively, based on projected international BRENT crude oil prices.

The 9.5% increase in the effective tax rate during the period is primarily due to (i) the effect of the 10% income tax surtax in 2026 and the 0% surtax in 2025, and (ii) the effect of the non-deductibility of the wealth tax on the projected effective tax rate for 2026.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

11.	Other assets

	June 30,	December 31,
	2026	2025
	(Unaudited)
Current
Prepaid expenses	1,114	1,079
Partners in joint operations	881	912
Advanced payments to contractors and suppliers	472	349
Trust funds	431	521
Non-current assets held for sale	7	6
Other assets	88	43
	2,993	2,910
Non-current
Abandonment fund	528	524
Employee benefits	445	417
Trust funds	425	416
Judicial deposits and attachments	46	45
Advanced payments and deposits	10	20
Other assets	241	270
	1,695	1,692

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

12.	Investments in associates and joint ventures

12.1.Composition and movements

	June 30,	December 31,
	2026	2025
	(Unaudited)
Joint ventures
Interligação Elétrica do Madeira S.A.	1,633	1,658
Transmissora Aliança de Energia Elétrica S.A.	1,404	1,434
Equion Energía Limited	1,026	1,077
Interligação Elétrica Ivaí S.A.	494	473
Interligação Elétrica Garanhuns S.A.	477	466
Interligação Elétrica Paraguaçu S.A.	347	347
Interligação Elétrica Aimorés S.A.	237	235
Conexión Kimal Lo Aguirre S.A.	233	164
Ecodiesel Colombia S.A.	88	83
Consorcio Eléctrico Yapay S.A.	29	25
Transnexa S.A. E.M.A.	9	9
PA Energía para la paz	9	9
Interconexión Eléctrica Colombia Panamá S.A.	3	6
Derivex S.A. and others (1)	1	1
	5,990	5,987
Less impairment:
Equion Energía Limited	(393)	(393)
Transnexa S.A. E.M.A.	(9)	(9)
	5,588	5,585
Associates
Gases del Caribe S.A. E.S.P.	1,525	1,518
ATP Tower Holdings	602	655
Gas Natural del Oriente S.A. E.S.P.	145	153
Gases de la Guajira S.A. E.S.P.	72	72
E2 Energía Eficiente S.A. E.S.P.	33	33
Extrucol S.A.	29	29
Serviport S.A.	9	9
Sociedad Portuaria Olefinas	4	3
	2,419	2,472
Less impairment: Serviport S.A.	(9)	(9)
	2,410	2,463
	7,998	8,048
(1)	Includes investments in Parques de Rio and Interconexión Eléctrica Colombia Panamá S.A.S. E.S.P.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The movement of investments in associates and joint ventures for the period June 30, 2026, and December 31, 2025, are as follows:

	Associates	Join ventures	Total
Balance as of December 31, 2025	2,463	5,585	8,048
Capital contributions	—	1	1
Effects of equity method through:
Profit or loss	89	329	418
Other comprehensive income	(55)	(241)	(296)
Dividends declared (1)	(87)	(156)	(243)
Balance as of June 30, 2026 (Unaudited)	2,410	5,588	7,998
(1)	During 2026, the Ecopetrol Group received cash dividends of $251 from its investments in associates and joint ventures.

	Associates	Join ventures	Total
Balance as of December 31, 2024	2,579	6,073	8,652
Capital contributions	—	6	6
Effects of equity method through:
Profit or loss	145	565	710
Other comprehensive income	(81)	(590)	(671)
Dividends declared	(180)	(469)	(649)
Balance as of December 31, 2025	2,463	5,585	8,048

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

13.	Property, plant, and equipment

The movement of property, plant and equipment for the period ended June 30, 2026, with its corresponding depreciation and impairment, is as follows:

		Pipelines,
	Plant and	networks, and	Construction
	equipment	lines	in progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2025	62,156	65,864	17,563	19,923	4,843	3,444	173,793
Additions/capitalizations (1)	796	1,189	1,441	263	11	70	3,770
Abandonment cost update (Note 22)	—	40	—	—	—	—	40
Capitalized financial interests (2)	91	105	61	29	1	7	294
Exchange differences capitalized	1	1	1	—	—	—	3
Disposals	(477)	(333)	(749)	(20)	(3)	(16)	(1,598)
Foreign currency translation	(2,484)	(1,450)	(140)	(578)	(157)	(83)	(4,892)
Reclassifications/transfers	29	244	(150)	91	—	(236)	(22)
Balance as of June 30, 2026 (Unaudited)	60,112	65,660	18,027	19,708	4,695	3,186	171,388

Accumulated depreciation and impairment losses
Balance as of December 31, 2025	(29,141)	(27,330)	(1,422)	(8,518)	(117)	(1,161)	(67,689)
Depreciation expense	(1,484)	(1,308)	—	(392)	—	(62)	(3,246)
Disposals	447	330	746	19	1	11	1,554
Foreign currency translation	1,023	642	—	242	6	56	1,969
Reclassifications/transfers	23	(4)	20	(26)	—	1	14
Balance as of June 30, 2026 (Unaudited)	(29,132)	(27,670)	(656)	(8,675)	(110)	(1,155)	(67,398)
Net Balance as of December 31, 2025	33,015	38,534	16,141	11,405	4,726	2,283	106,104
Net Balance as of June 30, 2026 (Unaudited)	30,980	37,990	17,371	11,033	4,585	2,031	103,990
(1)	Mainly includes: i) Ecopetrol S.A. projects in courses associated with the Caño Sur, Rubiales, Akacias, Castilla, Chichimene and Refinería de Barrancabermeja, ii) Interconexión Eléctrica S.A. E.S.P projects in progress: UPME 04-2019 transmission line La Loma - Sogamoso 500 kV, connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, Copey Second Circuit Project - Cuestecitas 500kV, connection of the Windpeshi wind project to the Cuestecitas 200kV substation, asset optimization plan and San Mateo and Betania substation renovation projects.
(2)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The movement of property, plant and equipment for the period ended December 31, 2025, with its corresponding depreciation and impairment, is as follows:

		Pipelines,
	Plant and	networks, and	Construction
	equipment	lines	in progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2024	63,183	63,501	18,304	19,528	5,137	3,290	172,943
Additions/capitalizations (1)	3,145	3,347	1,723	1,203	12	343	9,773
Acquisition of wind and solar energy companies (2)	—	—	74	556	—	—	630
Abandonment cost update (Note 23)	370	203	—	—	—	—	573
Capitalized financial interests (3)	189	194	(12)	74	1	23	469
Exchange differences capitalized	1	1	—	1	—	—	3
Disposals	(505)	(183)	(18)	(28)	(34)	(79)	(847)
Foreign currency translation	(5,008)	(3,020)	(227)	(1,221)	(324)	(171)	(9,971)
Reclassifications/transfers	781	1,821	(2,281)	(190)	51	38	220
Balance as of December 31, 2025	62,156	65,864	17,563	19,923	4,843	3,444	173,793

Accumulated depreciation and impairment losses
Balance as of December 31, 2024	(28,174)	(26,049)	(1,659)	(8,139)	(167)	(1,300)	(65,488)
Depreciation expense	(3,288)	(2,701)	—	(903)	—	(130)	(7,022)
Recovery (loss) impairment (Note 18)	3	138	49	59	10	(5)	254
Disposals	475	164	—	24	21	41	725
Foreign currency translation	1,967	1,260	—	463	13	108	3,811
Reclassifications/transfers	(124)	(142)	188	(22)	6	125	31
Balance as of December 31, 2025	(29,141)	(27,330)	(1,422)	(8,518)	(117)	(1,161)	(67,689)

Net balance as of December 31, 2024	35,009	37,452	16,645	11,389	4,970	1,990	107,455
Net balance as of December 31, 2025	33,015	38,534	16,141	11,405	4,726	2,283	106,104
1)

It mainly includes: i) Ecopetrol S.A. ongoing projects associated with the Caño Sur, Rubiales, Akacias, Castilla, and Chichimene fields and the Barrancabermeja Refinery; ii) Interconexión Eléctrica S.A. E.S.P. ongoing projects: UPME 04-2019 La Loma - Sogamoso 500 kV Transmission Line, connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, connection of the Windpeshi wind project to the Cuestecitas 200 kV substation, asset optimization plan, and the San Mateo and Betania substation renovation projects.

2)	The assets in this acquisition consist of the Windpeshi wind project in La Guajira ($65) and a portfolio of solar project companies in Colombia ($565).
3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

14.	Natural and environmental resources

The movement of natural and environmental resources for the period ended June 30, 2026, with their corresponding depletions, calculated based on production units, and impairment, is as follows:

			Exploration and
	Oil investments	Asset retirement cost	evaluation	Total
Cost
Balance as of December 31, 2025	112,125	9,739	10,677	132,541
Additions/capitalizations (1)	2,620	—	1,650	4,270
Abandonment cost update (Note 22)	—	58	—	58
Disposals	(480)	(27)	—	(507)
Write off exploratory assets and dry wells (2)	—	—	(115)	(115)
Capitalized financial interests (3)	195	—	32	227
Exchange differences capitalized	2	—	—	2
Foreign currency translation	(2,925)	(82)	(208)	(3,215)
Transfers/reclassifications	435	(4)	(436)	(5)
Balance as of June 30, 2026 (Unaudited)	111,972	9,684	11,600	133,256
Accumulated depletions and impairment losses
Balance as of December 31, 2025	(77,216)	(6,885)	(33)	(84,134)
Depletion expense	(3,235)	(351)	—	(3,586)
Disposals	452	20	—	472
Foreign currency translation	1,791	63	—	1,854
Transfers/reclassifications	(35)	1	32	(2)
Balance as of June 30, 2026 (Unaudited)	(78,243)	(7,152)	(1)	(85,396)
Net Balance as of December 31, 2025	34,909	2,854	10,644	48,407
Net Balance as of June 30, 2026 (Unaudited)	33,729	2,532	11,599	47,860
(1)	Mainly includes a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in Midland/Delaware, b) Ecopetrol S.A. mainly the fields Rubilales, Caño Sur, Akacias y Castilla, and c) Hocol S.A. mainly in projects for the blocks Llanos 100, Llanos 123, Saman, Vim8, Llanos 86-87-104, Malacate, La Cañada, SN-18, La Punta, Guarrojo, and SSJN1.
(2)	Includes the recognition in the expense of the exploratory activity of Ecopetrol S.A. mainly of the Drago 1 and Vencejo 1 wells.
(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The movement of natural and environmental resources for the period ended December 31, 2025, with their corresponding depletions, calculated based on production units, and impairment, is as follows:

			Exploration and
	Oil investments	Asset retirement cost	evaluation	Total
Cost
Balance as of December 31, 2024	108,855	8,249	10,052	127,156
Additions /capitalizations (1)	4,691	18	5,843	10,552
Abandonment cost update	—	1,608	(30)	1,578
Disposals	(35)	—	(1)	(36)
Write off exploratory assets and dry wells (2)	—	—	(717)	(717)
Capitalized financial interests (3)	334	—	92	426
Exchange differences capitalized	2	—	1	3
Foreign currency translation	(5,694)	(152)	(357)	(6,203)
Transfers/reclassifications	3,972	16	(4,206)	(218)
Balance as of December 31, 2025	112,125	9,739	10,677	132,541
Accumulated depletions and impairment losses
Balance as of December 31, 2024	(72,930)	(6,444)	(116)	(79,490)
Depletion expense	(7,447)	(315)	—	(7,762)
(Loss) recovery of impairment	(244)	13	(41)	(272)
Disposals	5	—	—	5
Foreign currency translation	3,323	97	—	3,420
Transfers/reclassifications	77	(236)	124	(35)
Balance as of December 31, 2025	(77,216)	(6,885)	(33)	(84,134)
Net Balance as of December 31, 2024	35,925	1,805	9,936	47,666
Net Balance as of December 31, 2025	34,909	2,854	10,644	48,407
(1)

Includes mainly: a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities carried out in Midland/Delaware, b) Ecopetrol S.A. mainly the Rubiales, Caño Sur, Akacias and Castilla fields, and c) Hocol S.A. mainly the execution of the Llanos 100, Llanos 123, Saman, Vim8, Llanos 86-87-104, Malacate, La Cañada, SN-18, La Punta, Guarrojo and SSJN1 projects.

(2)	Includes the recognition in the expense of the exploratory activity of Ecopetrol S.A., mainly of the Papayuela and Buena Suerte wells.
(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

15.	Right-of-use assets

The movement of right-of-use assets and lease liabilities for the period ending June 30, 2026, is as follows:

	Right-of-use assets
					Right-of-	Lease
		Lands and	Plant and		use	liabilities
	Pipelines	buildings	equipment	Vehicles	assets	(2)
Balance as of December 31, 2025	8	272	458	256	994	1,396
Additions	28	13	79	189	309	309
Depreciation of the period	(12)	(33)	(81)	(64)	(190)	—
Remeasurements (1)	—	2	7	3	12	12
Disposals	(1)	(3)	(1)	(1)	(6)	(6)
Finance cost	—	—	—	—	—	74
Repayment of borrowings (capital)	—	—	—	—	—	(251)
Payment of interests	—	—	—	—	—	(51)
Transfers	—	(4)	—	—	(4)	14
Exchange difference	(2)	(5)	(8)	(6)	(21)	(50)
Net carrying amount as of June 30, 2026 (Unaudited)	21	242	454	377	1,094	1,447
(1)	It corresponds mainly to updating rates and conditions in lease contracts.
(2)	Lease liabilities are presented as part of loans and borrowings (Note 19.1).

The movement of right-of-use assets and lease liabilities for the period ending December 31, 2025, is as follows:

	Right-of-use assets
					Right-of-	Lease
		Lands and	Plant and		use	liabilities
	Pipelines	buildings	equipment	Vehicles	assets	(2)
Balance as of December 31, 2024	14	228	459	279	980	1,506
Additions	25	98	44	106	273	273
Depreciation of the period	(24)	(98)	(136)	(121)	(379)	—
Remeasurements (1)	—	7	82	1	90	90
Impairment loss	—	7	18	—	25	—
Disposals	(1)	109	7	(1)	114	47
Finance cost	—	—	—	—	—	158
Repayment of borrowings (capital)	—	—	—	—	—	(506)
Payment of interests	—	—	—	—	—	(135)
Transfers	—	—	—	—	—	84
Exchange difference	(6)	(79)	(16)	(8)	(109)	(121)
Net carrying amount as of December 31, 2025	8	272	458	256	994	1,396
(1)	It corresponds mainly to updating rates and conditions in lease contracts.
(2)	Lease liabilities are presented as part of loans and borrowings (Note 19.1).

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

16.	Intangible assets

The movement of intangibles assets for the period ending June 30, 2026, with their corresponding amortizations, is as follows:

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements (1)	Total
Cost
Balance as of December 31, 2025	2,276	1,090	13,551	1,649	18,566
Additions	108	—	203	2	313
Disposals	(34)	—	—	—	(34)
Foreign currency translation	(33)	(64)	(1,366)	(37)	(1,500)
Transfers/reclassifications	4	(1)	—	1	4
Balance as of June 30, 2026 (Unaudited)	2,321	1,025	12,388	1,615	17,349

Accumulated amortization and impairment losses
Balance as of December 31, 2025	(1,400)	(156)	(2,817)	(152)	(4,525)
Amortization expense	(140)	(8)	(285)	(4)	(437)
Disposals	32	—	—	—	32
Foreign currency translation	23	23	521	2	569
Transfers/reclassifications	28	2	—	—	30
Balance as of June 30, 2026 (Unaudited)	(1,457)	(139)	(2,581)	(154)	(4,331)
Net Balance as of December 31, 2025	876	934	10,734	1,497	14,041
Net Balance as of June 30, 2026 (Unaudited)	864	886	9,807	1,461	13,018
(1)

Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The movement of intangibles assets for the period ending December 31, 2025, with their corresponding amortizations, is as follows:

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements (1)	Total
Cost
Balance as of December 31, 2024	2,125	1,210	16,025	1,662	21,022
Additions	210	(2)	271	23	502
Disposals	(29)	—	(15)	—	(44)
Foreign currency translation	(61)	(118)	(2,768)	(77)	(3,024)
Transfers/reclassifications	31	—	38	41	110
Balance as of December 2025	2,276	1,090	13,551	1,649	18,566

Accumulated amortization and impairment losses
Balance as of December 31, 2025	(1,185)	(178)	(3,098)	(148)	(4,609)
Amortization expense	(288)	(15)	(634)	(8)	(945)
Impairment recovery	—	—	12	—	12
Disposals	28	—	11	—	39
Foreign currency translation	42	37	892	4	975
Transfers/reclassifications	3	—	—	—	3
Balance as of December 31, 2025	(1,400)	(156)	(2,817)	(152)	(4,525)
Net Balance as of December 31, 2024	940	1,032	12,927	1,514	16,413
Net Balance as of December 31, 2025	876	934	10,734	1,497	14,041
(1)	Easements correspond to acquired rights for the passage of its operating assets, mainly energy transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time. The Ecopetrol Group also owns easements associated with rights-of-way for oil pipelines, which do have a finite useful life and generate amortization charges.

17.	Impairment of long-term assets

Based on the behavior of key market assumptions as of June 30, 2026, no factors or circumstances are identified that indicate that the carrying amount of The Group´s assets may be above their recoverable amount, considering the behavior of the markets, international crude oil and product prices and indicators, and the geopolitical context.

Consequently, no significant changes or events were identified that would constitute indications of impairment requiring a quantitative recalculation or the material reversal of impairments in the business lines. The Group will continue to monitor the environment and continuously assess potential impacts on results.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

18.	Goodwill

	June 30,	December 31,
	2026	2025
	(Unaudited)
Interconexión Eléctrica S.A. E.S.P. (1)	3,059	3,220
Oleoducto Central S.A.	683	683
Hocol Petroleum Ltd	538	538
Invercolsa S.A.	434	434
Andean Chemical Limited	128	128
Esenttia S.A.	108	108
Parque Solar Portón del Sol S.A.S. y Energuana S.A.S.	18	18
	4,968	5,129
Less Impairment Hocol Petroleum Ltd	(297)	(297)
Total	4,671	4,832
(1)	The variance is attributable to the foreign currency translation effect arising from the conversion of the subsidiaries’ functional currencies into the Group’s presentation currency.

19.	Loans and borrowings

19.1.Composition of loans and borrowings

	Interest rate*		June 30,	December 31,
	2026	2025	2026	2025
			(Unaudited)
Local currency
Bonds	6.8%	6.2%	5,027	4,985
Commercial and syndicated loans	9.5%	7.3%	6,585	6,199
Lease liabilities	7.0%	8.8%	828	818
			12,440	12,002
Foreign currency
Bonds (1)	7.5%	7.6%	74,275	79,222
Commercial and syndicated loans	6.4%	6.5%	16,916	16,670
Loans from related parties (Nota 30)	6.0%	6.0%	668	728
Lease liabilities	7.0%	6.6%	619	578
			92,478	97,198
			104,918	109,200
Current			11,063	10,080
Non–current			93,855	99,120
			104,918	109,200

* Weighted average effective interest rate for the end of each period.

(1)	The reduction in foreign currency debt is primarily due to the decline in the exchange rate. Spot rate fell from $3,757.08 to $3,440.83 between December 2025, and June 30, 2026 respectively.

The value of debt acquisitions made by the Group during 2026 corresponds to $16,383, distributed mainly in Interconexión Eléctrica S.A. E.S.P. for $8,713 y Ecopetrol S.A for $6,016.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

As a result of the Business Group’s strategy, related to the comprehensive management of maturities, during 2026 capital payments were made for $13,556: mainly in Interconexión Eléctrica S.A. E.S.P. for $7,189 and Ecopetrol S.A. for $6,107. Likewise, interest payments were made for $3,951 mainly in Ecopetrol S.A. for $2,605, and in Interconexión Eléctrica S.A. E.S.P. for $1,250.

19.2.Fair value

The following are the fair values of the loans and financings as of June 30, 2026 and December 31, 2025:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Local currency
Bonds	4,962	4,904
Commercial and syndicated loan	6,459	6,024
Lease liabilities	828	818
	12,249	11,746
Foreign currency
Bonds	74,242	77,440
Commercial, syndicated loans and related parties	16,683	15,072
Lease liabilities and related parties	619	578
	91,544	93,090
	103,793	104,836

19.3.Maturity profiles

The following is the maturity profile of loans and borrowings as of June 30, 2026 (unaudited):

	Up to 1 year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	233	1,783	1,107	1,904	5,027
Commercial and syndicated loan	743	3,882	1,840	120	6,585
Lease liabilities	119	613	95	1	828
	1,095	6,278	3,042	2,025	12,440
Foreign currency
Bonds	3,943	23,763	29,504	17,065	74,275
Commercial and syndicated loans and lease liabilities	5,995	11,140	324	125	17,584
Loans from related parties	30	418	171	—	619
	9,968	35,321	29,999	17,190	92,478
	11,063	41,599	33,041	19,215	104,918

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following is the maturity profile of loans and borrowings as of December 31, 2025:

	Up to 1 year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	223	1,675	1,181	1,906	4,985
Commercial and syndicated loan	563	3,914	1,647	75	6,199
Lease liabilities	141	580	96	1	818
	927	6,169	2,924	1,982	12,002
Foreign currency
Bonds	4,896	27,658	29,195	17,473	79,222
Commercial and syndicated loans and lease liabilities	3,529	12,024	1,621	74	17,248
Loans from related parties	728	—	—	—	728
	9,153	39,682	30,816	17,547	97,198
	10,080	45,851	33,740	19,529	109,200

19.4.Loans designated as hedging instrument

As of June 30, 2026, the Ecopetrol Group designated USD$17,006 million (December 31, 2025, USD$17,348 million) of foreign currency debt as a hedging instrument; of which, USD$9,860 million (December 31, 2025, USD$10,001 million) is used to hedge the net of investments in foreign operations with the US dollar as their functional currency, and USD$7,146 million (December 31, 2025, USD$7,347 million) is used to hedge the cash flow of future crude oil exports. See Note 29.

19.5.Guarantees and covenants

As of June 30, 2026, the total value of the current guarantees provided by Interconexión Eléctrica S.A. E.S.P. and its companies, within the framework of the definition of paragraph 14 of IFRS 7, used to support growth in its different business units and ensure strategic commercial and operational viability amount to $18,006 (2025 $19,771), mainly in: a) Chile for $11,572 (2025 $13,189), b) Brazil for $3,815 (2025; $3,907), and c) Colombia for $2,679 (2025 $2.679).

ISA and its companies have commitments (covenants) related to the delivery of periodic financial information and the fulfillment of the obligations originated in the credit contracts with the financial entities, the Ministry of Public Works of Chile, the bondholders, the rating agencies risks, auditors, and municipalities, among others.

Ecopetrol USA and its companies have commitments (covenants) related to periodic financial reporting and compliance with the obligations arising from a volumetric prepayment agreement with a third party.

In the reporting period, the Ecopetrol Group has complied with the payment obligations, guarantees and commitments acquired with its bondholders and local and/or international financing entities.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

20.	Trade and other payables

	June 30,	December 31,
	2026	2025
	(Unaudited)
Current
Suppliers	12,837	11,586
Withholding tax	3,390	1,023
Advances for associated operations	1,091	1,198
Dividends payable	759	224
Insurance and reinsurance	201	405
Agreements in transport contracts	194	108
Deposits received from third parties	190	279
Related parties (Note 30)	42	50
Hedging operations	10	—
Various creditors	847	886
	19,561	15,759

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

21.	Provisions for employee benefits

	June 30,	December 31,
	2026	2025
	(Unaudited)
Post-employment benefits
Health	9,238	9,004
Pension	1,727	1,980
Education	429	433
Bonds	269	285
Other plans	176	166
Termination benefits - Voluntary retirement plan	750	828
	12,589	12,696
Social benefits and salaries	896	1,219
Other employee benefits	11	38
	13,496	13,953
Current	3,054	3,481
Non-current	10,442	10,472
	13,496	13,953

21.1.Plan assets

The assets of the plan are represented by the resources delivered to the Autonomous Pension Funds for the payment of the pension liability of the obligations for pension and pension bonds; related to health and education oversees Ecopetrol S.A. and XM (Ecopetrol S.A. oversees health and education matters). The destination of the resources of the autonomous patrimonies, as well as their yields, cannot be changed or returned to the Group until all the obligations are fulfilled.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

Plan assets balance is $11,772 and $11,530 as of June 30, 2026 and December 31, 2025, respectively. 51.84% (2025 – 58.48%) are fair value level 1 and 48.16% (2025 – 51.52%) are under level 2 category. The following is the balance of plan assets by fair value hierarchy level as of June 30, 2026 and December 31, 2025:

	Level 1		Level 2 (1)		Total
	June	December	June	December	June	December
	2026	2025	2026	2025	2026	2025
Other foreign currency denominated securities	2,993	3,042	—	4	2,993	3,046
Bonds issued by the national government	2,591	1,981	651	1,109	3,242	3,090
Securities denominated in local currency	334	330	3,012	2,912	3,346	3,242
Variable yield bonds	223	223	—	—	223	223
Bonds issued by private entities	14	14	1,670	1,691	1,684	1,705
Other public bonds	—	—	—	—	—	—
Others	—	—	284	224	284	224
	6,155	5,590	5,617	5,940	11,772	11,530
(1)	The valuation techniques and inputs used in the fair value measurement of level 2 instruments consist in income approach (discounted cash flows) using the cash flows of the instruments, yield curves and credit spreads based on credit ratings.

There were no transfers between hierarchy levels for the period ended June 30, 2026 and the year ended December 31, 2025.

22.	Accrued liabilities and provisions

The movement of provisions and contingencies for the period ending June 30, 2026, was as follows:

	Abandonment		Environmental
	and dismantling		contingencies
	costs	Litigations	and others	Total
Balance as of December 31, 2025	13,314	541	2,593	16,448
Abandonment cost update	98	—	—	98
Additions (1)	—	4	151	155
Uses (2)	(273)	(66)	(203)	(542)
Financial cost and interest (2)	344	31	31	406
Foreign currency translation	(86)	(17)	(20)	(123)
Transfers	—	2	54	56
Balance as of June 30, 2026 (Unaudited)	13,397	495	2,606	16,498
Current	716	65	503	1,284
Non-current	12,681	430	2,103	15,214
	13,397	495	2,606	16,498
(1)	It mainly includes the recognition of provisions related to environmental compensation at Ecopetrol S.A., among others.
(2)	This represents the financial cost associated with the discounting of the liability and its respective use.

22.1.Contingencies

22.1.1Progress in the customs correction process initiated by the DIAN related to VAT on fuel imports

The National Tax and Customs Directorate (DIAN by its acronym in Spanish) issued Ruling No. 100202208-2305 on December 19, 2024 (and reaffirmed in July 2025) stating, according to its interpretation, that the importation of gasoline and diesel fuel is subject to Value-Added Tax (VAT) at the general rate of 19%. According to DIAN’s interpretation, the tax base is the customs value of the products.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

Ecopetrol S.A. and Refinería de Cartagena S.A.S. disagree with this interpretation by the DIAN. The tax authority considers that the importation of gasoline and diesel during the 2022–2024 period should have been subject to Value Added Tax (VAT) at the general rate of 19%. However, Refinería de Cartagena and Ecopetrol, maintain that their tax returns were prepared in accordance with current tax and customs legislation. In line with its interpretation and applying the doctrine, the tax authority has issued six official assessments, along with their confirmatory resolutions, totaling COP $1.3 trillion in VAT and penalties. Similarly, DIAN issued two official assessments and their confirmatory resolutions to the Company, totaling COP $6.5 trillion in VAT and penalties for the periods between 2022 and 2024. Interest on these amounts has been estimated to date at approximately COP $5.6 trillion for both companies as of June 30, 2026. These amounts could increase significantly over time or if additional assessments are issued by DIAN. At this stage, the administrative proceedings have been exhausted in all cases brought against Refinería de Cartagena and Ecopetrol. To date, Ecopetrol and Refinería de Cartagena have filed two and six actions, respectively, before the Administrative Courts of Cundinamarca and Bolívar seeking annulment and restoration of rights (acción de nulidad y restablecimiento del derecho) against DIAN in connection with the VAT claims arising from fuel imports. These proceedings have advanced through the corresponding procedural stages, and four of them have already been formally admitted by the competent courts.

As part of their due diligence efforts and the protection of their legitimate interests, Refinería de Cartagena and the Company timely responded to DIAN’s actions, challenging both the administrative acts issued and DIAN’s statutory interpretation. They have also developed and presented the corresponding legal arguments in the annulment and restoration of rights actions.

According to DIAN’s interpretation, once the administrative stage has been exhausted, DIAN may continue the collection process pursuant to the procedural provisions of the customs regime and the Colombian Tax Code, including enforcement and compulsory collection proceedings, notwithstanding the fact that Refinería de Cartagena and the Company are exercising the applicable administrative and judicial remedies available under the same legal framework. Although Refinería de Cartagena and the Company have exercised such remedies, any compulsory collection action could have a material adverse effect on the operations, liquidity, and financial position of both entities, depending on the amount involved and the duration of the collection process. Likewise, based on the opinions issued by our external advisors, who consider the probability of success to be greater than 50%, Ecopetrol S.A. believes there are grounds for not establishing any accounting provision.

Given that DIAN has decided to apply its regulatory interpretation, since January 2025 the Company and Refinería de Cartagena have been making VAT payments on the importation of gasoline and diesel fuel (ACPM), in compliance with the DIAN’s interpretation of the 19% rate. These VAT payments do not affect the Company and Refinería de Cartagena right to pursue legal action before the appropriate authorities, as previously mentioned.

The value of the VAT payments related to the importation of gasoline and diesel fuel for 2025 amounted to COP $4.2 trillion, according to Ecopetrol Group, of which approximately COP $3.9 trillion would be recovered through the VAT credit and refund process. For the second quarter of 2026, payments amounted to COP $1.2 trillion.

The Company and the Refinería de Cartagena reiterate their commitment to fully comply with their customs and tax obligations and will respect the decisions made by the relevant authorities regarding this dispute.

22.1.2Administrative Investigation by the Colombian Superintendence of Industry and Commerce (SIC)

On June 19, 2026, the Colombian Superintendence of Industry and Commerce (SIC by its acronym in Spanish) notified Ecopetrol S.A., Cenit Transporte y Logística de Hidrocarburos S.A.S., and Oleoducto Central S.A. (“Ocensa”) of the Statement of Objections (reasons report) issued in connection with an administrative investigation concerning alleged anti-competitive practices in helicopter transportation services procurement processes conducted between 2011 and 2023. The report includes a recommendation to impose sanctions on investigated companies.

On July 22, 2026, Companies submitted their respective responses to the Statement of Objections. As of the date of issuance of these financial statements, the Superintendence of Industry and Commerce has not issued a final decision regarding the administrative proceeding.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

22.1.3Refinería de Cartagena S.A.S procedings

Below are the most recent changes related to contingencies associated with the processes of Refinería de Cartagena S.A.S.

Investigations of control entities

Prosecutor’s Office (Fiscalía General de la Nación - FGN)

Proceeding 1 – 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against some ex- members of the Board of Directors and ex-employees of Refinería de Cartagena S.A.S, workers of the Chicago Bridge and Iron Company (CB&I) and the Statutory Auditor of Refinería de Cartagena S.A.S between 2013 and 2015, for crimes of undue interest in the execution of contracts, embezzlement by appropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in a public document.

The pretrial hearing concluded on February 2, 2024. The oral trial hearings subsequently proceeded, and the evidentiary phase was completed as of December 31, 2025. In April 2026, the parties concluded the submission of closing arguments, and a hearing for the announcement of the court’s decision and the reading of the judgment was scheduled for the second half of 2026.

As of June 30, 2026, there were no significant changes to the process.

Proceeding 2 - 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and an ex-president of Refinería de Cartagena S.A.S, for the crimes of aggravated unfair administration, and obtaining a false public document.

The trial began on October 28, 2024, and hearings have been taking place since then.

As of June 30, 2026, there were no significant changes to the process.

Proceeding 3 – 110016000101201800134 – Subscription of contract PMC - Foster Wheeler

This case is being brought against two former employees of the Refinería de Cartagena S.A.S., who formerly served as president and acting president, for the crime of entering a contract without complying with legal requirements.

Following convictions in the first and second instances, an extraordinary appeal is currently pending before the Supreme Court of Justice.

On March 5, 2025, the Criminal Cassation Chamber of the Supreme Court of Justice declared the criminal action regarding the death of Orlando José Cabrales Martínez extinguished and, consequently, dismissed the proceedings against him for the crime of entering a contract without complying with legal requirements.

The case was returned to the court for the issuance of the corresponding decision regarding the appeal filed on behalf of Felipe Castilla Canales.

As of June 30, 2026, there were no significant changes in the process.

Proceeding 4 - 110016000000201702546 – Principle of opportunity

This proceeding has been initiated against a former employee of Refinería de Cartagena S.A.S. on charges related to crimes against the public administration and improper influence in the execution of contracts.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

On November 21, 2025, Resolution No. 00561 established a one-year term for the extension of the suspension of criminal proceedings, effective from the date on which the supervisory judge formalizes the application of the principle of opportunity.

As of June 30, 2026, there were no significant changes in the process.

23.	Equity

23.1.Subscribed and paid–in capital

Ecopetrol S.A.’s authorized capital amounts to $36,540, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding and 18,883,305,310 are treasury shares. Of all outstanding shares, 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) held by the Colombian Government. The treasury shares amounts to $11,500 comprised of 18,883,305,310 shares. As of June 30, 2026, and December 31, 2025, subscribed and paid in capital amounts to COP$25,040. There is no potential dilution of shares.

23.2.Additional and paid–in capital

As of June 30, 2026, and December 31, 2025, additional paid in capital mainly corresponds to: (i) share premium from the Ecopetrol Group’s capitalization in 2007, for $4,458, (ii) share premium from the sale of shares awarded in the second capitalization, which took place in September 2011, of $2,118, (iii) a $32 share premium from the placement of shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid in capital receivables for ($143) Colombian pesos.

23.3.Equity reserves

	June 30,	December 31,
	2026	2025
	(Unaudited)
Legal reserve	13,148	13,148
Fiscal and statutory reserves	509	509
Other reserves (1)	20,688	16,635
Total	34,345	30,292
(1)	The increase in other reserves is due to the General Shareholders’ Meeting of Ecopetrol S.A., held on March 28, 2026, approved the project for the distribution of profits for 2025 and defined to establish a discretionary reserve of $20,688 in order to provide support for financial sustainability and flexibility in the development of the Company’s strategy.

The movement of the equity reserves is as follows:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Opening balance	30,292	24,156
Release of reserves	(17,145)	(12,502)
Allocation to reserves	21,198	18,638
Closing balance	34,345	30,292

23.4.Retained results and dividends

The Ecopetrol Group distributes dividends based on its financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The shareholders, in an Ordinary General Meeting of Shareholders held on March 27, 2026, approved the distribution of profits for the 2025 fiscal year and payment of ordinary dividends of $4,975 (2025: $8,799). The dividend paid on the shares corresponds to $121 COP (2025: $214 COP).

The shareholders approved the payment of dividends to minority shareholders on April 30, 2026, in the amount of $573. On the other hand, the shareholders approved the payment of dividends to the majority shareholder in two installments, which were settles as follow: i) on April 30, 2026, $3,872 was paid in cash and $128 was settled through the offsetting of an accounts receivable balance (Note 7), and ii) on June 30, 2026, a payment of $402 was made.

Dividends were paid as follows:

	June 30,	June 30,
	2026	2025

	(Unaudited)
Ecopetrol S.A.	4,847	8,784
Interconexión Electrica S.A. ESP	612	1,249
Oleoducto Central S.A. - Ocensa	366	433
Oleoducto de los Llanos Orientales S.A. - ODL	96	110
Invercolsa S.A.	109	95
Oleoducto de Colombia S.A. - ODC	8	24
Total	6,038	10,695

23.5.Accumulated other comprehensive income attributable to owners of parent

The following is the composition of the other comprehensive results attributable to the shareholders, net of deferred income tax:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Accumulated foreign currency translation	8,281	13,301
Hedges of a net investment in a foreign operation	(1,175)	(2,752)
Accumulated actuarial gain on defined benefit plans	(201)	(348)
Cash flow hedges for future exports	2,047	1,248
Cash flow hedge with derivative instruments	243	152
Financial instruments measured at fair value	157	151
	9,352	11,752

23.6.Basic and diluted earnings per share

	June 30,	June 30,
	2026	2025

	(Unaudited)
Profit attributable to Ecopetrol’s shareholders	9,344	5,841
Weighted average number of outstanding ordinary shares	41,116,694,690	41,116,694,690
Basic and diluted ordinary shares earnings per share (Colombian pesos)	227.2	142.1

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

24.	Revenue from contracts with customers

	Six-month period ended June 30,
	2026	2025

	(No auditado)
National sales
Mid-distillates (1)	17,415	13,572
Gasolines and turbo fuels (1)	9,670	8,399
Services	1,765	1,550
Energy transmission services (2)	1,613	1,635
Natural gas	1,666	1,736
Fuel gas service	593	706
Plastic and rubber	436	448
Asphalts	396	412
LPG and propane	189	314
Roads and construction services (2)	196	172
Aromatics	112	64
Polyethylene	119	167
Crude oil	—	3
Other products	360	389
	34,530	29,567
Foreign sales
Crude oil	22,336	21,493
Roads and construction services (2)	3,517	2,892
Energy transmission services (2)	2,885	2,326
Fuel oil	2,359	1,782
Plastic and rubber	806	634
Diesel	356	492
LPG and propane	175	272
Natural gas	(98)	76
Cash flow hedges (3)	266	(132)
Other products	1,691	1,632
	34,293	31,467
	68,823	61,034
(1)	Includes the compensation received from the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the mechanisms of settlement between importers of ordinary motor gasoline and diesel and the Fuel Price Stabilization Fund (FEPC, for its acronym in Spanish), and the methodology for calculating the net position, which can be positive or negative, as described on Note 4.17. As of June 30, 2026, the value recognized for price differential corresponds to $5,999 (June 30, 2025: $2,427). The balance receivable for this concept is detailed in Note 7.
(2)	It corresponds to the revenue related to the energy transmission contracts and toll roads concessions of Interconexión Eléctrica S.A. E.S.P.
(3)	Includes the result of hedging for future exports for ($585) (2025: ($7)); and operations with derivative financial instruments for $851 (2025: ($125)).

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

25.	Cost of sales

	Six-month period ended June 30,
	2026	2025

	(Unaudited)
Variable costs
Imported products	12,246	10,848
Purchases of crude	5,198	4,816
Depreciation, amortization, and depletion	4,718	5,572
Purchases of hydrocarbons - ANH (1)	2,515	3,603
Crude and gas royalties in cash (2)	1,790	476
Electric Energy	1,281	1,148
Hydrocarbon transport services	938	917
Process materials	858	1,039
Purchases of other products and gas	525	717
Taxes and contributions	227	120
Contracted services in association	200	155
Extensive tests	9	52
Others (3)	(2,065)	(588)
	28,440	28,875
Fixed costs
Depreciation and amortization	2,443	2,515
Construction cost	2,362	1,792
Maintenance	2,274	2,482
Labor costs	2,292	2,187
Services contracted	1,722	1,709
Taxes and contributions	695	750
Contracted services in association	603	595
Materials and operating supplies	341	430
Hydrocarbon transport services	177	176
General costs	237	355
	13,146	12,991
	41,586	41,866
(1)	It corresponds to purchases of crude oil by the Ecopetrol Group from the National Hydrocarbons Agency derived from national production.
(2)	This includes the payment of gas and crude oil royalties in cash. Effective January 1, 2026, the National Hydrocarbons Agency (ANH) modified the crude oil royalty collection scheme to cash payments, with application limited to nine fields, in accordance with Resolution 977 of December 2025 issued by the same entity.
(3)	It includes i) the result of the process of valuation of inventories of crude oil and refining products, ii) measurement at net realizable value, and iii) other capitalizable charges to projects.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

26.	Administrative, operative and project expenses

	Six-month period ended June 30,
	2026	2025

	(Unaudited)
Administrative expenses
Taxes other than taxes on income	1,215	87
Labor expenses	1,095	1,060
General expenses	870	934
Depreciation and amortization	198	232
	3,378	2,313
Operations and project expenses
Commissions, fees, freight, and services	787	573
Exploration costs	589	384
Taxes other than taxes on income	433	606
Labor expenses	214	206
Maintenance	131	95
Fee for regulatory entities	127	139
Depreciation and amortization	100	65
Others	517	217
	2,898	2,285

27.	Other operating (expenses) income

	Six-month period ended June 30,
	2026	2025

	(Unaudited)
Expense for legal provision	(157)	(234)
Loss on sale of assets	(27)	(40)
Impairment loss of current assets (1)	(150)	(191)
Other income (expenses)	149	(85)
	(185)	(550)
(1)	Corresponds mainly to the impairment of 99% of the receivables of the client AIR-E S.A.S. E.S.P. in the companies ISA, Intercolombia, and Transelca; the intervention process of the client is the main indicator to determine that there is a high credit risk.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

28.	Financial results

	Six-month period ended June 30,
	2026	2025

	(Unaudited)
Finance income
Yields and interests	619	652
Financial assets measured at fair value	37	132
Gain on remeasurement of derivatives	15	22
Other financial incomes	69	30
	740	836
Finance expenses
Interests	(3,510)	(3,776)
Financial cost of other liabilities (1)	(1,529)	(1,452)
Financial assets measured at fair value	(14)	(19)
Other financial expenses	(651)	(256)
	(5,704)	(5,503)
Foreign gain
Gain from exchange difference	560	164
	560	164
	(4,404)	(4,503)
(1)	Includes the financial expense for the update of the liability for cost of retirement obligation and the net interest on post-employment benefits and other long-term employee benefits.

29.	Risk management

29.1.Exchange rate risk

The Ecopetrol Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk.

As of June 30, 2026, the Colombian peso appreciated 8.42% from a closing spot rate of $3,757.08 on December 31, 2025, to $3,440.83 pesos per dollar. When the Colombian peso strengthens against the U.S. dollar, export revenues decrease upon translation into Colombian pesos. Similarly, imported goods, oilfield services, and interest payments on U.S. dollar-denominated external debt become less costly. Conversely, when the peso weakens against the U.S. dollar, export revenues increase when translated into pesos, whereas the cost of imports and the servicing of external debt rise.

The amounts of financial assets and liabilities denominated in foreign currency are presented in the following table:

	June 30,	December 31,
(In USD$million)	2026	2025
	(Unaudited)
Cash and cash equivalents	352	544
Other financial assets	3	777
Trade receivables and payables	(117)	432
Loans and borrowings	(18,795)	(18,702)
Other assets and liabilities	(1,066)	(483)
Net liability position	(19,623)	(17,432)

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

Of the total net position, USD$(17,969) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(17,006) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net assets for USD$963 million affects the statement of profit and loss. Likewise, USD$(1,654) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

The Group has also implemented hedging strategies using financial derivatives (forwards and options) to mitigate exchange rate risk. As of June 30, 2026, the net balance of these hedges is $291.

29.2.Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 8% and 15% would have in the exchange rate of Colombian pesos against the US dollar, related to the exposure of financial assets and liabilities in foreign currency as of June 30, 2026:

Scenario / variation in the	Effect on income	Effect on other
exchange rate	before taxes +/-	comprehensive income +/
8%	(718)	(4,681)
15%	(1,347)	(8,777)

29.3.Cash flow hedge for future exports

To express in the consolidated financial statements, the effect of the existing natural hedge between exports and indebtedness, understanding that the exchange rate risk materializes when exports are made, On September 30, 2015, the Board of Directors made the first designation of Ecopetrol’s debt as a hedging instrument for its future income from crude oil exports.

Ecopetrol Group has designated part of its loans and borrowings denominated in US Dollars to hedge the exposure to future cashflows exports in USD. The following is the movement of this non-derivative hedging instrument designated in this hedge relationship:

	June 30,	December 31,
(USD$ Million)	2026	2025
	(Unaudited)
Opening balance	7,347	7,343
Reassignment of hedging instruments	658	1,316
Realization of exports revenue	(658)	(1,316)
Designation of new hedge items	—	4
Closing balance	7,347	7,347

The following is the movement in accumulated other comprehensive income for the period ended June 30, 2026 and the year ended December 31, 2025:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Opening balance	(1,248)	1,578
Exchange difference	(2,303)	(4,737)
Reclassification to profit or loss (Note 24)	851	150
Ineffectiveness reclassified to profit and loss	46	(14)
Deferred income tax	607	1,775
Closing balance	(2,047)	(1,248)

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2026	1,474	(600)	874
2027	388	(156)	232
2028	386	(155)	231
2029	383	(154)	229
2030	296	(119)	177
2031	251	(101)	150
2032	244	(98)	146
2033	11	(3)	8
	3,433	(1,386)	2,047

29.4.Hedge of a net investment in a foreign operation

The Board of Directors approved the application of net investment hedge accounting from June 8, 2016. The measure is intended to reduce the volatility of non–operating income due to exchange rate variations. The net investment hedge will be applied on a portion of the Ecopetrol Group’s investments in foreign operations, in this case on investments in subsidiaries which have the U.S. dollar as their functional currency, using a portion of the Ecopetrol Group’s U.S. dollar denominated debt as the hedging instrument.

As of June 30, 2026, the total hedged balance is USD$9,880 million, which includes: i) Ecopetrol S.A. USD$9,530 million and ii) ISA Colombia for USD$330 million in hedge of net investment in the companies ISA REP, ISA Perú, Consorcio Transmantaro (CTM) and Proyectos de Infrastructura del Perú (PDI).

The following is the movement in the other comprehensive income:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Opening balance	2,718	6,467
Exchange difference	(3,160)	(6,642)
Deferred income tax	1,533	2,893
Closing balance	1,091	2,718

29.5.Commodity Price risk

The price risk of raw materials is associated with the Ecopetrol Group’s operations, both exports and imports of crude oil, natural gas, and refined products. To mitigate this risk, the Ecopetrol Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

The risk of such exposure is partially hedged in a natural way, as an integrated Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

Ecopetrol Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management.

●	The main purpose of the strategic hedging program is to protect the Group’s consolidated financial statements from the volatility of market variables in each period, to protect income and thus cash flow.
●	On the other hand, tactical hedges allow them to capture value in trading operations and Asset Backed Trading (ABT), thereby mitigating the market risk of specific operations. In the trading activity, commitments in physical spot and forward contracts could represent an exposure to commodity price risk, in particular the risk associated with the volatility of the price of crude oil and refined products. Although this exposure is part of the natural risk of production, refining, and marketing activity made by Ecopetrol, sometimes marketing done to maximize value capture, can concentrate the exposure to risk in terms of time and/ or indicator that differs from the Company’s natural price risk profile.

As of the date of this report, Ecopetrol Group has a total net liability position in commodity derivatives of ($36) (Dec 2025: net asset position $63). These commodity derivative transactions are accounted under cash flow hedge accounting.

29.6.Risk and opportunities related to climate

Ecopetrol Group has an identification of physical and transition risks considering short, medium, and long-term climate scenarios, and opportunities, based on energy transition scenarios that guide the company’s long-term strategic analysis.

●	Physical risks: related to the Group’s exposure and vulnerability to the impacts of climate change and climate variability, which could affect operational continuity and increase the exposure of assets to possible damages. Physical risks are classified as acute and chronic.
o	Acute risks are those caused by extreme weather events, whose frequency and intensity have been increasing due to the gradual increase in global temperature. In Colombian territory they are mainly reflected in the occurrence of the climate variability phenomenon “El Niño” and its opposite phase “La Niña”. These conditions could result in, among others, water shortages, heat waves, floods, and fires.
o	Chronic risks derive from a sustained change in the medium and long term in climate conditions, which for the Group can be reflected in the rise in sea level, thermal overload and droughts beyond 2050.

Ecopetrol S.A. has conducted a physical risk assessment based on the most probable hazards associated with extreme weather conditions (flooding, water scarcity, landslides, and wildfires), with a time horizon extending to 2100. The scenarios used correspond to those developed by the Intergovernmental Panel on Climate Change (IPCC): (i) aligned with the objectives of the Paris Agreement (SSP1 / RCP 2.6), (ii) emissions peak by 2040 (SSP2 / RCP 4.5), and (iii) “Business as Usual” (SSP5 / RCP 8.5). Under these scenarios, seven (7) hazards were assessed: two (2) chronic (drought and heat stress) and five (5) acutes (precipitation, coastal and riverine flooding, wildfires, and wind) across 95 locations associated with the Company’s main assets.

In particular, the Ecopetrol S.A. developed a Climate Risk Index for 34 producing blocks in Colombia to identify areas with higher vulnerability to climate change. In addition to current conditions, this analysis incorporated three climate pathways (SSP1, SSP2, and SSP5) to project the evolution of risk over the 2011–2040-time horizon.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

●	Transition risk: related to the challenges that the Company has identified to move towards a low-carbon, sustainable and competitive operation. Ecopetrol carried out a prioritization of transition risks to establish their financial impact, identifying the following:
o	Regulatory risk, associated with regulatory changes that may directly affect the Company in the short and medium term. The regulatory changes include the following: (i) new regulation related to the incorporation of climate change considerations into environmental permitting processes; (ii) greater requirements associated with regulations for the detection and repair of gas leaks, flares, and venting; (iii) limitations on the use of offsets to meet decarbonization goals; (iv) new requirements for the validation and verification of reduction projects and their registration in the National Registry of GHG Emission Reductions (RENARE); (v) the launch of the National Program for Tradable Emissions Quotas (PNCTE), similar to an Emissions Trading System, in which emission rights would be allocated. This program is currently in the design and regulatory framework development phase and is scheduled for full implementation by 2030.
o	Legal risk, associated with the negative reactions and lawsuits against the climate action of Ecopetrol S.A.
o	Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for the Company of not being able to meet market demand and of not making effective progress in the development of these products.
o	Technological risk, associated with the negative effects on the profitability of the business if there are no preparation and capacity to adapt to new technologies because of the transition process.

To manage the risks, Ecopetrol updated its enterprise risk map, defining the risk of “Lagging commitments in climate change mitigation, water neutrality, and biodiversity relative to market and stakeholder expectations.” This risk reflects the Company’s exposure to adverse impacts resulting from limited progress in the implementation of its commitments and obligations associated with these areas.

These business risks incorporate treatment actions, Key Risk Indicators (KRIs), and controls to effectively manage the causes and mitigate the materialization of the risk.

Based on reports issued by IDEAM and leading international climate forecasting centers, which estimate a probability exceeding 95% for the occurrence of the 2026–2027 El Niño phenomenon and forecast a strong to very strong intensity, the related corporate risk indicator and associated control measures were proactively activated. This enabled the timely development of an Action Plan aimed at preparing for and responding to the potential impacts of the event. The plan incorporates historical background, climate context, forward-looking scenarios, risk assessments, and mitigation measures designed to safeguard operational continuity and business sustainability against potential disruptions affecting gas, power and water supply, river transportation logistics, biodiversity management, and stakeholder engagement within the areas of operation.

As of June 30, 2026, no operational events attributable to El Niño conditions had materialized. However, continuous monitoring and oversight remain in place given the high likelihood that the phenomenon will become fully established during the second half of 2026 and first half of 2027.

With respect to transition risks, Ecopetrol S.A. has developed three scenarios that aim to provide a solid and unified framework that allows to anticipate and understand the challenges and opportunities of the energy transition:

o	Climate Alignment (1,7°–1,8°C): Transformation toward low-emission economies, which aligns governments and institutions around climate change. Furthermore, developed countries are reaching Net-Zero, while other countries are following a slower path. This is not sufficient to achieve Net-Zero ambition globally (1.5°C).
o	Energy Balance (1,9°–2,3°C): Fundamental changes in governments, markets, and society are setting in motion a long-term energy transition. The debate between energy security and transition acceleration continues.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

o	Climate Divergence (2,5°–2,8°C): Dissimilar interests in decarbonization despite changes in policy, regulation, and markets. Global public policy decisions are insufficient to close the climate ambition gap.

Ecopetrol S.A. considers it relevant to compare three possible scenarios. While the first and third do not reflect the Group’s core vision, it is necessary to compare other possible perspectives on the global energy transition. Based on the strategic vision contemplated for 2040, Ecopetrol Group considers the second scenario to be the most likely and aligned with situations in which the energy future will be led by a gradual energy transition, which contemplates the additional use of low-emission energy sources without eliminating the existence and use of conventional energy within the energy matrix.

In this sense, climate-related opportunities arise from risk analysis, the review of energy transition scenarios, and their alignment with corporate strategy. In the process of identifying and evaluating opportunities, the Company monitors and evaluates the energy market and the business environment.

Opportunities have been identified related to the diversification of traditional business, expansion into sustainable businesses, and advancements in energy efficiency and renewable energy.

o	Diversification of traditional business: Ecopetrol Group has identified opportunities to make its hydrocarbon business more resilient, taking advantage of the gas outlook, the need for logistics and transportation for other types of fuels and energy, and the growing demand for more sustainable petrochemical products.
o	Diversification into sustainable businesses: Considering that the demand for solutions and services in this line will increase in the coming decades, the Group defines, within its pillar of “Growing with the energy transition”, the potential for generating EBITDA in the following business lines: Transmission, roads and telecommunications (through ISA) and Energies for the transition (natural gas and hydrogen mainly).
o	Energy efficiency: As one of the largest energy consumers in Colombia, Ecopetrol optimizes its energy consumption as a key lever to address climate change.
o	Renewable energy: this is one of the Group’s strategic levels. The Company expectation is to have an installed capacity of 30% to 40% of the total Group associated with this type of energy, including solar, wind, biomass, geothermal and hydroelectric power.

29.7.Capital management

The main objective of the capital management of the Ecopetrol Group is to ensure a financial structure that optimizes the cost of capital, maximizes the rate of return to its shareholders and allows access to financial markets at a competitive cost to cover financial needs.

The following is the leverage index over the periods reported:

	June 30,	December 31,
	2026	2025
	(Unaudited)
Loans and borrowings (Note 19)	104,918	109,200
Cash and cash equivalents (Note 6)	(8,745)	(10,694)
Other financial assets (Note 9)	(3,809)	(3,296)
Net financial debt	92,364	95,210
Equity (Note 23)	107,937	106,739
Leverage (1)	46.11%	47.15%

(1)Net financial debt / (Net financial debt + Equity)

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

30.	Related parties

The balances with associates and joint ventures as of June 30, 2026 (unaudited), and December 31, 2025, are as follows:

	Trade and	Trade and	Trade and
	other	other receivables	other	Loans and	Other
	receivables	– Loans	payables	borrowings	liabilities
Joint ventures
Equion Energía Limited	—	—	—	668	2
Ecodiesel Colombia S.A.	6	—	45	—	—
Interligação Elétrica do Madeira S.A.	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	52	—	(2)	—	—
Interligação Elétrica Ivaí S.A.	—	2	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	15	—	(1)	—	—
Consorcio Eléctrico Yapay	—	15	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	555	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	—	—	—	—	—
Gas Natural del Oriente S.A. E.S.P.	12	—	—	—	—
Gases de la Guajira S.A. E.S.P.	—	—	—	—	—
Extrucol S.A.	2	—	—	—	—
Balance as of June 30, 2026 (unaudited)	88	572	42	668	2
Current	88	19	42	668	2
Non-current	—	553	—	—	—
	88	572	42	668	2
	(Note 7)	(Note 7)	(Note 20)	(Note 19)

	Trade and	Trade and	Trade and
	other	other receivables	other	Loans and	Other
	receivables	– Loans	payables	borrowings	liabilities
Joint ventures
Equion Energía Limited (1)	—	—	—	728	1
Ecodiesel Colombia S.A.	3	—	45	—	—
Interligação Elétrica do Madeira S.A.	35	—	—	—	—
Interligação Elétrica Garanhuns S.A.	10	—	—	—	—
Interligação Elétrica Ivaí S.A.	40	2	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	36	—	—	—	—
Consorcio Eléctrico Yapay	—	14	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	531	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	—	—	4	—	—
Extrucol S.A.	—	—	1	—	—
Balance as of December 31, 2025	124	547	50	728	1
Current	124	16	50	728	1
Non-current	—	531	—	—	—
	124	547	50	728	1
	(Note 7)	(Note 7)	(Note 20)	(Note 19)

Loans payable:

(1)	Deposits held by Equion in Ecopetrol Capital AG.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The main transactions with related parties for the period ending June 30, are detailed as follows:

	2026		2025
		Cost of sales,		Cost of sales,
		purchases and		purchases and
	Sales	others	Sales	others

	(Unaudited)		(Unaudited)
Joint ventures
Equion Energía Limited	—	16	—	20
Ecodiesel Colombia S.A.	21	273	22	276
	21	289	22	296
Associates
Gases del Caribe S.A. E.S.P.	—	4	—	4
Extrucol S.A.	—	1	—	1
E2 Energía Eficiente S.A. E.S.P.	—	—	18	1
	—	5	18	6
	21	294	40	302

31.	Business segments information

A description of the Ecopetrol Group’s business segments is in Note 4.20 – Business segment information of the consolidated financial statements December 31, 2025.

The segmented information used by the Board of Directors, the highest strategic and operational decision-making body for these business segments, is prepared in accordance with our internal reporting policies, which follow the guidelines provided by IFRS. The performance of the business segments is based primarily on an analysis of income, costs, expenses, and results for the year generated by each business segment which are regularly monitored.

The information disclosed in each business segment is presented net of transactions between the Ecopetrol Group companies.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

31.1.Net profit by operating segment

Below are the measures of profit or loss by business segment as of and for the periods ended June 30, 2026 and 2025:

	Six-month period ended June 30, 2026 (Unaudited)
				Energy
	Exploration			Transmission
	and	Refining and	Transport and	and Toll Roads
	Production	Petrochemicals	Logistics	Concessions	Intersegment	Total
Third party sales	24,468	38,589	1,327	8,590	(4,151)	68,823
Inter-segment sales	14,747	3,501	5,644	5	(23,897)	—
Sales from contracts with customers	39,215	42,090	6,971	8,595	(28,048)	68,823
Costs of sales	(25,839)	(37,163)	(2,207)	(4,117)	27,740	(41,586)
Gross profit	13,376	4,927	4,764	4,478	(308)	27,237
Administrative expenses	(1,284)	(1,176)	(483)	(622)	187	(3,378)
Operation and projects expenses	(1,743)	(1,063)	(242)	—	150	(2,898)
Other operating (expenses) income, net	24	(51)	10	(166)	(2)	(185)
Operating income (loss)	10,373	2,637	4,049	3,690	27	20,776
Financial results
Financial income	382	91	155	293	(181)	740
Financial expenses	(2,483)	(812)	(189)	(2,374)	154	(5,704)
Foreign exchange gain	92	407	60	1	—	560
	(2,009)	(314)	26	(2,080)	(27)	(4,404)

Share of profit of associates and joint ventures	9	115	—	294	—	418
Profit before income tax expense	8,373	2,438	4,075	1,904	—	16,790

Income tax expense	(3,663)	(198)	(1,387)	(226)	—	(5,474)
Net profit for the period	4,710	2,240	2,688	1,678	—	11,316

Net profit (loss) attributable to:
Owners of the parent	4,746	2,147	2,103	348	—	9,344
Non-controlling interest	(36)	93	585	1,330	—	1,972
	4,710	2,240	2,688	1,678	—	11,316

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

	Six-month period ended June 30, 2025 (Unaudited)
				Energy
	Exploration			Transmission
	and	Refining and	Transport and	and Toll Roads
	Production	Petrochemicals	Logistics	Concessions	Intersegment	Total
Third party sales	23,309	29,105	1,262	7,353	5	61,034
Inter-segment sales	13,197	3,853	6,586	1	(23,637)	—
Sales from contracts with customers	36,506	32,958	7,848	7,354	(23,632)	61,034
Costs of sales	(27,233)	(32,353)	(2,045)	(3,606)	23,371	(41,866)
Gross profit	9,273	605	5,803	3,748	(261)	19,168
Administrative expenses	(1,188)	(406)	(324)	(583)	188	(2,313)
Operation and projects expenses	(1,370)	(786)	(222)	—	93	(2,285)
Impairment of non–current assets	—	—	—	(3)	—	(3)
Other operating (expense) income, net	(318)	(7)	10	(232)	(3)	(550)
Operating income (loss)	6,397	(594)	5,267	2,930	17	14,017
Financial results
Financial income	539	56	113	366	(238)	836
Financial expenses	(2,660)	(775)	(181)	(2,108)	221	(5,503)
Foreign exchange (loss) gain	78	155	(126)	57	—	164
	(2,043)	(564)	(194)	(1,685)	(17)	(4,503)

Share of profit of associates and joint ventures	15	97	—	286	—	398
Profit (loss) before income tax expense	4,369	(1,061)	5,073	1,531	—	9,912

Income tax expense	(560)	365	(1,829)	(270)	—	(2,294)
Net profit (loss) for the period	3,809	(696)	3,244	1,261	—	7,618

Net profit (loss) attributable to:
Owners of the parent	3,827	(792)	2,594	212	—	5,841
Non–controlling interest	(18)	96	650	1,049	—	1,777
	3,809	(696)	3,244	1,261	—	7,618

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

31.2.Sales revenue by product

	Revenue from contracts with customers - Segments
	Six-month period ended June 30, 2026 (Unaudited)
				Electric Energy
	Exploration			Transmission
	and	Refining and	Transport and	and Toll Roads
	Production	Petrochemicals	Logistics	Concessions	Intersegment	Total
National sales
Mid-distillates	—	17,427	—	—	(12)	17,415
Gasolines	6	11,647	—	—	(1,983)	9,670
Services	161	4,342	6,878	280	(9,896)	1,765
Electric power transmission services	—	—	—	1,613	—	1,613
Natural gas	2,265	—	(1)	—	(598)	1,666
Fuel gas service	—	598	—	—	(5)	593
Plastic and rubber	—	436	—	—	—	436
Asphalts	65	331	—	—	—	396
L.P.G. and propane	109	84	—	—	(4)	189
Roads and construction services	—	—	—	196	—	196
Aromatics	—	112	—	—	—	112
Polyethylene	—	119	—	—	—	119
Crude oil	13,801	—	—	—	(13,801)	—
Other products	157	1,852	95	5	(1,749)	360
	16,564	36,948	6,972	2,094	(28,048)	34,530
Foreign sales
Crude oil	22,336	—	—	—	—	22,336
Construction services	—	—	—	3,517	—	3,517
Electric power transmission services	—	—	—	2,885	—	2,885
Fuel oil	—	2,359	—	—	—	2,359
Plastic and rubber	—	806	—	—	—	806
Diesel	—	356	—	—	—	356
L.P.G. and propane	175	—	—	—	—	175
Natural gas	(98)	—	—	—	—	(98)
Cash flow hedging	266	—	—	—	—	266
Other products	(28)	1,621	(1)	99	—	1,691
	22,651	5,142	(1)	6,501	—	34,293
	39,215	42,090	6,971	8,595	(28,048)	68,823

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

	Revenue from contracts with customers - Segments
	Six-month period ended June 30, 2025 (Unaudited)
				Energy
	Exploration			Transmission
	and	Refining and	Transport and	and Toll Roads
	Production	Petrochemicals	Logistics	Concessions	Intersegment	Total
National sales
Mid-distillates	—	13,581	—	—	(9)	13,572
Gasolines	—	10,078	—	—	(1,679)	8,399
Services	58	1,129	7,848	235	(7,720)	1,550
Electric power transmission services	—	—	—	1,635	—	1,635
Natural gas	2,378	—	—	—	(642)	1,736
Fuel gas service	—	721	—	—	(15)	706
Plastic and rubber	—	448	—	—	—	448
Asphalts	55	357	—	—	—	412
L.P.G. and propane	207	115	—	—	(8)	314
Roads and construction services	—	—	—	172	—	172
Aromatics	—	64	—	—	—	64
Polyethylene	—	167	—	—	—	167
Crude oil	12,292	—	—	—	(12,289)	3
Other products	19	1,642	—	—	(1,272)	389
	15,009	28,302	7,848	2,042	(23,634)	29,567
Foreign sales
Crude oil	21,277	216	—	—	—	21,493
Construction services	—	—	—	2,892	—	2,892
Electric power transmission services	—	—	—	2,326	—	2,326
Fuel oil	—	1,696	—	—	86	1,782
Plastic and rubber	—	634	—	—	—	634
Diesel	—	492	—	—	—	492
L.P.G. and propane	272	—	—	—	—	272
Natural gas	76	—	—	—	—	76
Cash flow hedging	(132)	—	—	—	—	(132)
Other products	4	1,618	—	94	(84)	1,632
	21,497	4,656	—	5,312	2	31,467
	36,506	32,958	7,848	7,354	(23,632)	61,034

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

32.	Subsequent and relevant events
-	Cybersecurity Incident

On July 17, 2026, Ecopetrol S.A. informed that it had been the victim of a cybersecurity incident in which an external threat actor gained unauthorized access to and unlawfully exfiltrated information relating to 15 companies within the Ecopetrol Group. Subsequently, on July 27, 2026, the Company announced that a portion of such information had been publicly disclosed by the perpetrators of the incident.

In response, Ecopetrol promptly activated its cybersecurity incident management and response protocols and continued to undertake containment, investigation, and assessment activities. These efforts were being carried out in coordination with Colombia’s Office of the Attorney General (Fiscalía General de la Nación, by its name in Spanish), specifically through its Cybercrime Unit, and with the Ministry of Information and Communications Technologies (MinTIC, by its acronym in Spanish).

The cybersecurity incident was formally closed on September 30, 2026. Based on the assessment completed as part of the incident response process, the Company did not identify any financial impact or operational disruption resulting from the incident.

-	Successful acquisition of control of Brava Energía S.A. and obtention of a short-term credit facility

On August 5, 2026, Ecopetrol S.A. announces that its Brazilian subsidiary, Ecopetrol Investimentos Do Brasil LTDA, successfully concluded the auction for the Voluntary Public Tender Offer on the B3 market in Brazil. The auction was for the acquisition of 116,110,717 common shares of Brava Energía S.A., representing approximately 25% of its share capital, following the fulfillment of all applicable regulatory requirements and conditions precedent. The transaction met with strong market interest, resulting in a favorable outcome consistent with the initial terms offered.

The Company was proceeding with the steps to settle and pay for the Voluntary Public Tender Offer on August 17, 2026, and, on that same date, finalized the Share Purchase Agreement signed on April 23, 2026, with a group of significant shareholders holding an approximately 26% stake. Both actions were carried out in compliance with all procedures stipulated in the agreements and applicable regulations.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

With that transaction, Ecopetrol acquired 51% of the outstanding shares of Brava Energia, thus obtaining control of the company. The consideration paid was USD 1,123 million.

Brava is an independent oil and gas company focused on the exploration, production, refining, import, and export of oil, natural gas, and other liquid hydrocarbons in Brazil and abroad. As of June 30, 2026, Brava conducts its operations through 12 wholly owned direct and indirect subsidiaries located in Brazil, the Netherlands, Luxembourg, and Switzerland, including entities engaged in upstream operations, offshore services, energy infrastructure, and trading.

Due to the proximity of the closing of the Brava transaction and the issuance of these financial statements, Ecopetrol Group is unable to determine if the transaction will result in the recognition of any goodwill or gain on bargain purchase in financial statements.

Ecopetrol Group is also unable to disclose the fair value of the receivables, the gross contractual amounts receivable; and the best estimate at the acquisition date of the contractual cash flows not expected to be collected, the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed, the amounts of revenue and profit or loss of the acquiree since the acquisition date up to the issuance date of these unaudited interim condensed consolidated financial statements.

Upon the completion of the purchase price allocation, we will recognize any contingent liability recognized in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. However, Ecopetrol Group is unable to determine at this point if any contingent liability would require recognition in Ecopetrol consolidated financial statements.

Also, Ecopetrol is performing tax analysis to determine the impact for tax purposes of this acquisition. At this point, we are unable to determine if the transaction will have any tax implication on the Ecopetrol consolidated financial statements.

According to IFRS 3, Business combinations, applying the acquisition method implies identifying the assets acquired and liabilities assumed and measure them at fair value on the acquisition date, subject to certain exceptions. For each kind of asset or liability, fair value methodologies are applied considering the observable inputs and elements described in IFRS 13 – Fair value measurement.

The Ecopetrol Group accounts for business combinations using the acquisition method. Identifiable assets acquired and liabilities assumed are initially measured at fair value on the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Ecopetrol Group elects whether to measure the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The Ecopetrol Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When Ecopetrol Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Ecopetrol Business Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Ecopetrol Business Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

To finance the Brava transaction, Ecopetrol Capital AG, a subsidiary of Ecopetrol S.A. organized under the laws of Switzerland, entered a short-term credit facility governed by the laws of the State of New York on August 5, 2026 (the “Brava Bridge Loan”).

On August 2026, Ecopetrol Capital AG entered an intercompany loan with Ecopetrol Investimento do Brasil to fund the acquisition. The Brava Bridge Loan was entered into among, inter alia, Ecopetrol Capital AG, as borrower, Ecopetrol S.A., as guarantor, UMB Bank, National Association, as administrative agent and certain lenders, including certain affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC, for an aggregate amount of up to US$1,190 million, with a maturity date falling approximately 360 days after disbursement thereof, and an annual interest rate increasing from Term SOFR (3M) plus 1.25% to 2.125%. This loan will be refinanced through a structure comprising a combination of long-term debt and equity, with the aim of maintaining a sustainable capital structure consistent with the Company’s leverage targets and credit rating.

-	Acquisition of control of IE Madeira

On July 31, 2026, ISA Energía Brasil S.A., a subsidiary of ISA, completed an equity interest exchange transaction with AXIA Energia S.A. and AXIA Energia Nordeste S.A., through which it obtained exclusive control of Interligação Elétrica do Madeira S.A. (“Madeira”).

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The acquisition is part of ISA’s strategy aimed at simplifying corporate structures, strengthening control over strategic assets, and improving the operational and financial efficiency of its transmission businesses in Brazil. The transaction enabled the consolidation of control over Madeira—one of the most significant High Voltage Direct Current (HVDC) systems in Latin America—thereby eliminating constraints stemming from a shared governance model and facilitating the realization of operational, financial, and management efficiencies.

As an integral part of the transaction, ISA Energía Brasil acquired AXIA’s 49% interest in Madeira and, simultaneously, transferred to those shareholders its entire 51% interest in Interligação Elétrica Garanhuns S.A. (“Garanhuns”), together with the other components of consideration contractually agreed upon.

The transaction was previously authorized by the competent Brazilian regulatory authorities, including ANEEL (Agência Nacional de Energia Elétrica) and CADE (Conselho Administrativo de Defesa Econômica), and resulted in the termination of the shareholders’ agreements that supported the existing joint control over both entities.

As a result of the transaction, ISA Energía Brasil transitioned from exercising joint control over Madeira to obtaining exclusive control of 100% of that entity. The transaction was accounted for as a business combination achieved in stages in accordance with IFRS 3 Business Combinations.

For purposes of IFRS 3, the acquisition date was July 31, 2026, the date on which ISA Energia Brasil obtained control of Madeira and the contractual closing of the transaction was completed.

Prior to the transaction, ISA Energía Brasil held a 51% interest in Madeira and shared control with AXIA through shareholders’ agreements. Accordingly, the investment was classified as a joint venture and accounted for using the equity method.

Due to the proximity of the closing of the Madeira transaction and the issuance of these financial statements, Ecopetrol Group is unable to determine if the transaction will result in the recognition of any goodwill or gain on bargain purchase in financial statements.

Finally, as an integral part of the transaction related to the acquisition of control of IE Madeira, ISA Energía Brasil transferred its 51% interest in Garanhuns.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

Exhibit 1. Consolidated companies, associates, and joint ventures

The following information is presented as of and for the six-month period ended June 30, 2026, unless otherwise indicated:

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	US dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	23,658	1,983	33,290	9,632
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian Peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	13,391	2,200	18,354	4,963
Ecopetrol Global Energy S.L.U.	US dollar	100%	Investment vehicle	Spain	Spain	16,523	739	16,523	—
Oleoducto Central S.A. - Ocensa	US dollar	72.65%	Transportation through hydrocarbon pipelines	Colombia	Colombia	3,232	1,508	5,996	2,764
Hocol Petroleum Limited.	US dollar	100%	Investment vehicle	Bermuda	Bermuda	3,619	406	3,630	11
Ecopetrol América LLC.	US dollar	100%	Hydrocarbons exploration and exploitation	United States	United States	1,246	172	1,986	740
Hocol S.A.	US dollar	100%	Exploration, exploitation, and production of hydrocarbons	Caiman Island	Colombia	3,219	387	4,750	1,531
Esenttia S.A.	US dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,451	188	2,889	438
Ecopetrol Capital AG	US dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Group	Switzerland	Switzerland	469	(32)	5,942	5,473
Oleoducto de Colombia S. A. – ODC	Colombian Peso	78%	Pipeline transportation of crude oil	Colombia	Colombia	401	156	846	445
Black Gold Re Ltd.	US dollar	100%	Reaseguradora para compañías del Grupo Empresarial Ecopetrol	Bermuda	Bermuda	987	13	1,179	192
Andean Chemicals Ltd.	US dollar	100%	Investment vehicle	Bermuda	Bermuda	1,858	127	1,854	(4)
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian Peso	65%	Pipeline transportation of crude oil	Panamá	Colombia	374	303	1,426	1,052
Interconexión Electrica S.A. E.S.P	Colombian Peso	51.41%	-Provision of the public electricity transmission service - Development of infrastructure projects and their commercial exploitation and - Software development, Information technology and telecommunications activities and services	Colombia	Latino America	27,637	1,223	76,071	48,434

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following information is presented as of June 30, 2026, unless otherwise indicated:

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian Peso	51.88%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	647	139	679	32
Alcanos de Colombia S.A. E.S.P. (1)	Colombian Peso	29.61%	Provision of the home public service of fuel gas, the construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	325	65	892	567
Metrogas de Colombia S.A E.S.P. (1)	Colombian Peso	33.49%	Provision of the public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	59	11	164	105
Gases del Oriente S.A. E.S.P. (1)	Colombian Peso	48.50%	Provision of the home public service of fuel gas distribution and the development of all complementary activities to the provision of said service.	Colombia	Colombia	119	27	369	250
Promotora de Gases del Sur S.A. E.S.P. (1)	Colombian Peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	49	15	77	28
Combustibles Liquidos de Colombia S.A E.S.P. (1)	Colombian Peso	41.61%	Wholesale commercialization of fuel gas, the provision of the home public LPG distribution service and the development of complementary activities to the provision of said service.	Colombia	Colombia	62	1	83	21

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following information is presented as of June 30, 2026, unless otherwise indicated:

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Ecopetrol USA Inc.	US dollar	100%	Hydrocarbons exploration and exploitation	United States	United States	13,653	769	14,000	347
Ecopetrol Permian LLC.	US dollar	100%	Hydrocarbons exploration and exploitation	United States	United States	9,857	312	12,207	2,350
Ecopetrol Oleo é Gas do Brazil Ltda.	Real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	2,781	(30)	3,869	1,088
Esenttia Masterbatch Ltda.	Colombian Peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	193	37	337	144
Ecopetrol del Perú S. A.	US dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	55	1	56	1
ECP Hidrocarburos de México	US dollar	100%	Offshore exploration	Mexico	Mexico	33	—	35	2
Ecopetrol Costa Afuera Colombia S.A.S.	Colombian Peso	100%	Offshore exploration	Colombia	Colombia	13	—	13	—
Esenttia Resinas del Perú SAC	US dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	13	1	28	15
Esenttia Resinas de México	Mexican Peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	6	1	16	10
Ecopetrol US Trading LLC	US dollar	100%	International marketing of crude oil and refined products	United States	United States	834	320	2,279	1,445
Econova Technology & innovation S.L.	US dollar	100%	Execution of activities related to science, technology, and innovation (ST&I) activities.	Spain	Spain	2	(1)	2	—
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	480	227	480	—
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International marketing of crude oil and refined products	Singapore	Asia	480	227	2,700	2,220

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following information is presented as of June 30, 2026, unless otherwise indicated:

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the		Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	Total assets	liabilities
Wind Autogeneración S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	56	(8)	130	74
Parque Solar Porton del Sol S.A.S E.S.P.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	270	(2)	586	316
Enerfin Servicios S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	7	(1)	7	—
Planta Solar Sahagun S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	6	—	7	1
El Roble Solar S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	3	—	3	—
Girasol I S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	1	—	1	—
La Cayena Solar S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	1	—	1	—
Córdoba Solar 2 S.A.S.	Colombian Peso	100%	Production of wind energy	Colombia	Colombia	1	—	3	2
Ecopetrol Investimentos do Brazil	US dollar	100%	Investment vehicle	Brazil	Brazil	—	(1)	1	1

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following information is presented as of June 30, 2026, unless otherwise indicated:

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Asociadas
Serviport S.A. (2)	Colombian Peso	28%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections, and load measurements	Colombia	Colombia	17	(1)	32	15
Sociedad Portuaria Olefinas y Derivados S.A. (3)	Colombian Peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks, or service to the general public	Colombia	Colombia	7	—	8	1
Negocios conjuntos
Equion Energía Limited	US dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	1,286	12	1,339	53
Ecodiesel Colombia S.A. (3)	Colombian Peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	168	40	276	108

(1)	Indirect participation through Inversiones de Gases de Colombia S.A. - Invercolsa S.A.
(2)	Information available as of March 31, 2026, the investment is totally impaired.
(3)	Information available as of May 31, 2026.

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

Exhibit 2. Consolidated companies, associates, and joint ventures – Interconexión Eléctrica S.A. E.S.P.

The following information is presented as of June 30, 2026, unless otherwise indicated:

				Ownership
		Functional		Interest
Company	Activity	Currency	Country	ISA	Assets	Liabilities	Equity	Profit (loss)
Subsidiarias
Consorcio Transmantaro	Electric power	USD	Peru	60.00%	6,755	5,174	1,581	197
Interligação Eléctrica Evrecy	Electric power	BRL	Brazil	35.82%	496	50	446	29
Fundo de Investimento Assis	Trust - Special Purpose Entity	BRL	Brazil	35.82%	16	—	16	1
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Trust - Special Purpose Entity	BRL	Brazil	35.82%	303	—	303	9
Fundo de Investimento Referenciado di Bandeirantes	Trust - Special Purpose Entity	BRL	Brazil	31.05%	304	—	304	9
Fundo de Investimento Xavantes Referenciado di	Trust - Special Purpose Entity	BRL	Brazil	9.54%	236	—	236	23
Interconexiones Viales	Roads	CLP	Chile	100.00%	—	—	—	—
Interligação Elétrica Aguapeí	Electric power	BRL	Brazil	35.82%	573	159	414	28
Interligação Elétrica Biguaçu	Electric power	BRL	Brazil	35.82%	388	49	339	26
Interligação Elétrica De Minas Gerais	Electric power	BRL	Brazil	35.82%	478	51	427	29
Interligação Elétrica Itapura	Electric power	BRL	Brazil	35.82%	156	19	137	12
Interligação Elétrica Itaquerê	Electric power	BRL	Brazil	35.82%	475	54	421	33
Interligação Elétrica Itaúnes	Electric power	BRL	Brazil	35.82%	457	71	386	31
Interligação Elétrica Norte E Nordeste	Electric power	BRL	Brazil	35.82%	395	86	309	23
Interligação Elétrica Pinheiros	Electric power	BRL	Brazil	35.82%	54	6	48	3
Interligação Elétrica Riacho Grande	Electric power	BRL	Brazil	35.82%	784	74	710	63
Interligação Elétrica Serra Do Japi	Electric power	BRL	Brazil	35.82%	343	43	300	24
Interligação Elétrica Sul	Electric power	BRL	Brazil	35.82%	182	21	161	10
Interligação Elétrica Tibagi	Electric power	BRL	Brazil	35.82%	276	32	244	19
Internexa	Information and communications technologies	COP	Colombia	99.60%	685	452	233	34
Interligação Elétrica JAGUAR 6 S.A.	Electric power	BRL	Brazil	35.82%	154	23	131	12
Interligação Elétrica JAGUAR 8 S.A.	Electric power	BRL	Brazil	35.82%	223	31	192	12
Interligação Elétrica JAGUAR 9 S.A.	Electric power	BRL	Brazil	35.82%	423	43	380	34

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following information is presented as of June 30, 2026, unless otherwise indicated:

				Ownership
		Functional		Interest				Profit
Company	Activity	Currency	Country	ISA	Assets	Liabilities	Equity	(loss)
Subsidiarias
Internexa Perú	Information and communications technologies	USD	Peru	99.71%	263	201	62	10
ISA Bolivia	Electric power	USD	Bolivia	100.00%	75	5	70	6
ISA Capital Do Brasil	Investment vehicle	BRL	Brazil	100.00%	5,412	(1)	5,413	371
ISA CTEEP	Electric power	BRL	Brazil	35.82%	32,298	17,464	14,834	1,020
ISA Interchile	Electric power	USD	Chile	100.00%	5,019	3,738	1,281	20
ISA Intercolombia	Electric power	COP	Colombia	100.00%	507	374	133	32
Hub Digital de Servicios ISA S.A.S	Digital service	COP	Colombia	100.00%	83	32	51	8
ISA Intervial Chile	Roads	CLP	Chile	100.00%	4,807	542	4,265	348
ISA Intervial Colombia	Roads	COP	Colombia	100.00%	1	—	1	—
ISA Inversiones Chile SpA	Investment vehicle	USD	Chile	100.00%	2,668	962	1,706	19
ISA Inversiones Chile Vías SpA	Investment vehicle	CLP	Chile	100.00%	4,272	—	4,272	348
ISA Inversiones Costera Chile	Investment vehicle	CLP	Chile	100.00%	179	187	(8)	22
ISA Inversiones Tolten	Investment vehicle	CLP	Chile	100.00%	3	—	3	—
ISA Investimentos E Participações	Investment vehicle	BRL	Brazil	100.00%	941	35	906	84
ISA Perú	Electric power	USD	Peru	99.98%	816	654	162	21
ISA REP	Electric power	USD	Peru	60.00%	1,460	1,063	397	131
ISA Transelca	Electric power	COP	Colombia	100.00%	1,911	1,163	748	107
Linear Systems RE	Other businesses	USD	Bermudas	100.00%	206	160	46	4
Proyectos de Infraestructura del Perú	Electric power	USD	Peru	100.00%	16	—	16	—
Ruta Costera	Roads	COP	Colombia	100.00%	2,610	2,349	261	23
Ruta de La Araucanía	Roads	CLP	Chile	100.00%	240	40	200	19
Ruta de Los Ríos	Roads	CLP	Chile	75.00%	62	16	46	6
Ruta del Bosque	Roads	CLP	Chile	100.00%	2	—	2	—
Ruta del Loa	Roads	CLP	Chile	100.00%	1,516	1,155	361	26
Ruta del Maipo	Roads	CLP	Chile	100.00%	6,303	3,921	2,382	200
Ruta del Este Sociedad Concesionaria S.A.	Roads	USD	Panama	100.00%	929	539	390	45
Sistemas Inteligentes en Red	Other businesses	COP	Colombia	99.77%	21	12	9	(9)
XM	Electric power	COP	Colombia	99.73%	358	317	41	(4)
INTERCONEXIONES DEL NORTE S.A.	Electric power	USD	Chile	100.00%	454	215	239	9
Ruta ORBITAL SUR Sociedad Concesionaria S.A.	Electric power	CLP	Chile	100.00%	238	12	226	22
Interconexiones Eléctricas Qoyllur SpA	Electric power	CLP	Chile	100.00%	—	—	—	—
Ruta de los Lagos Sociedad concesionaria S.A.	Roads	CLP	Chile	100.00%	62	—	62	—

Ecopetrol S.A.

Notes to interim condensed consolidated financial statements

June 30, 2026

(Amounts stated in billions of Colombian pesos, unless otherwise stated)

The following information is presented as of June 30, 2026, unless otherwise indicated:

				Ownership
		Functional		Interest				Profit
Company	Activity	Currency	Country	ISA	Assets	Liabilities	Equity	(loss)
Joint ventures
Interligação Elétrica do Madeira	Energy transport	BRL	Brazil	51.00%	4,785	1,747	3,038	207
Interligação Elétrica Garanhuns	Energy transport	BRL	Brazil	51.00%	1,117	278	839	55
Interligação Elétrica Paraguaçu	Energy transport	BRL	Brazil	50.00%	1,217	675	542	48
Interligação Elétrica Aimorés	Energy transport	BRL	Brazil	50.00%	784	418	366	33
Interligação Elétrica Ivaí	Energy transport	BRL	Brazil	50.00%	3,263	2,378	885	76
Transmissora Aliança de Energia Elétrica	Energy transport	BRL	Brazil	14.88%	13,745	8,374	5,371	626
Interconexión Eléctrica Colombia Panamá-Panamá	Energy transport	USD	Panama	50.00%	5	1	4	(4)
Interconexión Eléctrica Colombia Panamá Colombia	Energy transport	COP	Colombia	1.17%	—	—	—	—
Transnexa (1)	Telecommunications transport	USD	Ecuador	49.85%	—	—	—	—
Derivex	Manage the negotiation system of operations on derivative financial instruments of electrical energy	COP	Colombia	39.88%	3	—	3	—
Conexión Kimal Lo Aguirre S.A.	Energy transport	CLP	Chile	33.33%	2,789	2,089	700	—
Consorcio Electrico YAPAY S.A	Electric power	USD	Peru	50.00%	566	521	45	(3)
PA Energía para la paz	Trust - Special Purpose Entity	COP	Colombia	55.79%	19	2	17	—
Associates
ATP Tower Holdings	Telecommunications transport	USD	United States	24.70%	3,942	2,826	1,116	7
(1)	Transnexa is in the process of liquidation, and its investment has been completely impaired.